Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

TRANSOCEAN LTD.,

TRANSOCEAN PARTNERS HOLDINGS LIMITED,

TPHL HOLDINGS LLC

and

TRANSOCEAN PARTNERS LLC

Dated as of July 31, 2016

i

GLOSSARY OF DEFINED TERMS

Capitalized terms used but not previously defined shall have the meanings set forth in the section identified below.

Defined Term	Section
Action	Section 5.11(a)
Affiliate	Section 3.22
Agreement	Preamble
Applicable Laws	Section 3.5(a)
Assumed Phantom Unit Award	Section 2.1(b)(iv)(B)
Book Entry Unit	Section 2.1(b)(i)
Business Day	Section 8.9(y)
Certificate of Merger	Section 1.1
Closing	Section 1.2
Closing Date	Section 1.2
Code	Recitals
Company	Preamble
Company Alternative Proposal	Section 5.2(e)(i)
Company Acquisition Agreement	Section 5.2(c)
Company Benefit Plans	Section 3.11
Company Board	Recitals
Company Board Recommendation	Section 5.3(b)
Company Certificate	Section 2.1(b)(i)
Company Change in Recommendation	Section 5.2(c)
Company Common Units	Recitals
Company Disclosure Letter	Article 3
Company Intervening Event	Section 5.2(e)(ii)
Company Intervening Event Change in Recommendation	Section 5.2(d)
Company LLC Agreement	Section 8.9(g)
Company Material Adverse Effect	Section 3.1
Company Material Contract	Section 3.20(a)
Company Notice of Change in Recommendation	Section 5.2(c)
Company Notice of Intervening Event Change in Recommendation	Section 5.2(d)
Company Permits	Section 3.5(b)
Company Permitted Liens	Section 3.18
Company Real Property	Section 3.5(d)
Company Reports	Section 3.7(a)
Company Superior Proposal	Section 5.2(e)(iii)
Company Unitholder Approval	Section 3.17
Company Unitholder Meeting	Section 3.17
Confidentiality Agreement	Section 8.9(o)
Conflicts Committee	Recitals
Conflicts Committee Financial Advisor	Section 3.14
constructive knowledge	Section 8.9(c)
control	Section 3.22

Defined Term	Section
Effective Time	Section 1.1
Environmental Laws	Section 3.12(a)
ERISA	Section 3.11
ERISA Affiliate	Section 3.11
Exchange Act	Section 3.4
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(b)(i)
Excluded Common Units	Section 2.1(b)(ii)
Fairness Opinion	Section 3.15(b)
FCPA	Section 3.5(e)
Form S-4	Section 5.7(a)
GAAP	Section 3.7(b)
Governmental Entity	Section 3.6(b)
Hazardous Materials	Section 3.12(c)
Holdings	Preamble
HSR Act	Section 8.9(n)
Incentive Distribution Rights	Section 8.9(h)
Indemnified Party(ies)	Section 5.11(a)
Liens	Section 3.4
Marshall Islands Act	Recitals
Material Adverse Effect	Section 8.9(e)
Members	Section 8.9(q)
Membership Interest	Section 8.9(i)
Merger	Recitals
Merger Consideration	Section 2.1(b)(i)
Merger Sub	Preamble
Non-U.S. Antitrust Laws	Section 8.9(s)
NYSE	Recitals
OFAC	Section 3.5(f)
Omnibus Agreement	Section 8.9(r)
Option Right	Recitals
Outstanding	Section 8.9(j)
Parent	Preamble
Parent Benefit Plans	Section 4.11
Parent Board	Recitals
Parent Disclosure Letter	Article 4
Parent Material Adverse Effect	Section 4.1
Parent Material Contract	Section 4.19
Parent Options	Section 4.3
Parent Permits	Section 4.5(b)
Parent Permitted Liens	Section 4.17
Parent Real Property	Section 4.5(d)
Parent Reports	Section 4.7(a)
Parent Shares	Recitals

v

Defined Term	Section
Person	Section 3.5(e)
Phantom Unit Awards	Section 2.1(b)(iii)
Proxy Statement/Prospectus	Section 5.7(a)
Regulatory Filings	Section 3.6(b)
Representative	Section 5.2(a)
Returns	Section 3.10(a)
Sarbanes-Oxley Act	Section 3.7(a)
SEC	Section 3.7(a)
Securities Act	Section 3.6(b)
Significant Subsidiary	Section 3.4
Special Approval	Section 8.9(p)
Subordinated Unit	Section 8.9(m)
Subsidiary	Section 8.9(f)
Surviving Entity	Section 1.1
tax(es)	Section 3.10(g)
Termination Fee	Section 7.5(a)
Third Party Provision	Section 8.3
Third Quarter Distribution	Section 5.18
to the knowledge of	Section 8.9(b)
TODDI	Section 8.9(c)
Transocean Member	Section 8.9(k)
Transocean Member Interest	Section 8.9(l)
Unaffiliated Unitholders	Recitals

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of July 31, 2016, is by and among Transocean Ltd., a Swiss corporation (“Parent”), Transocean Partners LLC, a Marshall Islands limited liability company (“Company”), Transocean Partners Holdings Limited, a Cayman Islands exempted company and an indirect, wholly owned subsidiary of Parent (“Holdings”), and TPHL Holdings LLC, a Marshall Islands limited liability company and a direct, wholly owned subsidiary of Holdings (“Merger Sub”).

RECITALS

A.The Company is a Marshall Islands limited liability company with its outstanding common units representing limited liability company interests (the “Company Common Units”) listed and traded on the New York Stock Exchange (the “NYSE”).  Parent is a Swiss corporation with outstanding registered shares, par value CHF 0.10 per share, listed and traded on the NYSE (the “Parent Shares”).  Merger Sub is a Marshall Islands limited liability company and a direct, wholly owned subsidiary of Holdings newly formed for the sole purpose of effecting the merger (the “Merger”) of Merger Sub with and into the Company, with the Company as the surviving entity, in accordance with the applicable provisions of the Limited Liability Company Act of 1996 of the Republic of the Marshall Islands, as amended (the “Marshall Islands Act”), and the Company LLC Agreement and upon the terms and conditions set forth in this Agreement.

B.The Conflicts Committee (the “Conflicts Committee”) of the Board of Directors of the Company (the “Company Board”), by unanimous vote, has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and reasonable to, and in the best interest of, the holders of Company Common Units (other than Parent and its Affiliates) (the “Unaffiliated Unitholders”) and the Company Group (as defined in the Company LLC Agreement), (ii) approved this Agreement and the transactions contemplated hereby, including the Merger (the foregoing constituting Special Approval), (iii) recommended to the Company Board that the Company Board approve this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and recommend to the Members that the Members approve this Agreement and the Merger, and (iv) recommended to the Members that the Members approve this Agreement and the Merger.

C.Upon the receipt of such approval and recommendation of the Conflicts Committee, at a meeting duly called and held, the Company Board, by unanimous vote, has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and reasonable to, and in the best interest of, the Members and the Company Group (as defined in the Company LLC Agreement), (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement and the Merger be submitted to a vote of the Members, and (iv) recommended to the Members that the Members approve this Agreement and the Merger.

D.Holdings, in its capacity as the Transocean Member and holder of all outstanding Subordinated Units, has approved by written consent this Agreement and the Merger.

E.The Board of Directors of Parent (the “Parent Board”) has authorized (i) the grant of (and Parent has granted) an option right (the “Option Right”) to Holdings to acquire from Parent, Parent Shares newly issued out of Parent’s conditional share capital and (ii) the issuance of new Parent Shares out of the Parent’s conditional share capital to be delivered by Holdings, upon exercise by Holdings of the Option Right, to the holders of Company Common Units as Merger Consideration pursuant to the Merger.

F.A special board committee appointed by the Parent Board has authorized the execution and delivery of this Agreement and the transactions contemplated hereby.

G.The respective Boards of Directors of Holdings and Merger Sub have (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are in the best interests of their respective companies and equity holders and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger.

H.Holdings, as the sole member of Merger Sub, has approved this Agreement providing for the Merger in accordance with the Marshall Islands Act, upon the terms and subject to the conditions set forth in this Agreement.

I.For U.S. federal income tax purposes, it is intended that (i) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and (ii) this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE 1
THE MERGER

Section 1.1.The Merger.  Subject to the provisions of this Agreement, a certificate of merger (the “Certificate of Merger”) shall be duly prepared and executed by the Company in accordance with the relevant provisions of the Marshall Islands Act and thereafter delivered to the Registrar of Corporations of the Marshall Islands for filing, as provided in the Marshall Islands Act, on the Closing Date.  The Merger shall become effective upon the filing of the Certificate of Merger with the Registrar of Corporations of the Marshall Islands or at such time thereafter as is agreed upon in writing by Parent and the Company and provided in the Certificate of Merger (the “Effective Time”).  At the Effective Time, Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall cease and the Company shall continue as the surviving entity in the Merger.  The Merger will have the effects set forth in the Marshall Islands Act, Section 14.6(a) of the Company LLC Agreement and this Agreement.  As used in this Agreement, “Surviving Entity” shall mean the Company, at and after the Effective Time, as the surviving entity in the Merger.

Section 1.2.The Closing.  Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Baker

Botts L.L.P., 910 Louisiana Street, Houston, Texas 77002, at 10:00 a.m., local time, on the first Business Day immediately following the day on which all of the conditions set forth in Article 6 have been satisfied or waived (by the party entitled to waive the condition) (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions); provided, however, that if such first Business Day falls on or before the record date for the payment of the Third Quarter Distribution, then the Closing shall be deferred to the Business Day immediately after such record date, or (b) at such other time, date or place as the parties may agree.  The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.3.Certificate of Formation and Limited Liability Company Agreement of the Surviving Entity.

(a)As of the Effective Time, the Certificate of Formation of the Company as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of formation of the Surviving Entity from and after the Effective Time, and thereafter may be amended as provided therein or by Applicable Law, in each case consistent with the obligations set forth in Section 5.11.

(b)As of the Effective Time, the Company LLC Agreement as in effect immediately prior to the Effective Time shall remain unchanged and shall be the limited liability company agreement of the Surviving Entity from and after the Effective Time, and thereafter may be amended as provided therein or by Applicable Law, in each case consistent with the obligations set forth in Section 5.11.

ARTICLE 2
CONVERSION OF SECURITIES

Section 2.1.Effect on Securities.

(a)Merger Sub Membership Interests.  At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof or any other Person, the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into a number of validly issued, fully paid and nonassessable Company Common Units equal to the number of Company Common Units converted into the Merger Consideration pursuant to Section 2.1(b).  Holdings as the holder of such Company Common Units at the Effective Time continues as a Member.

(b)Company Securities.

(i)Company Common Units.  At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof (but subject to adjustment in accordance with the provisions of Section 2.1(b)(vi)), each Company Common Unit (other than Excluded Common Units and Company Common Units issued pursuant to Section 2.1(a)) that is issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 1.1427 (the “Exchange Ratio”) validly issued, fully paid and nonassessable Parent Shares (as adjusted by Section

2.1(b)(vi), the “Merger Consideration”) to be transferred by Holdings pursuant to the Merger and this Agreement.  In addition and notwithstanding the cancellation of the Company Common Units (including pursuant to Section 2.2), following the Effective Time, holders as of the relevant record date of Company Common Units issued and outstanding immediately prior to the Effective Time will have continued rights to any distribution from the Company, without interest, with respect to such Company Common Units with a record date occurring prior to the Effective Time that may have been declared or made by the Company Board with respect to such units in accordance with the terms of the Company LLC Agreement and this Agreement and which remains unpaid as of the Effective Time.  Such distributions by the Company are not part of the Merger Consideration, and will be paid on the payment date set therefor to such holders of Company Common Units whether or not such holders exchange such Common Units pursuant to Section 2.2.  Prior to the Effective Time, Holdings shall exercise the Option Right and Parent shall issue to Holdings, pursuant to the exercise by Holdings of the Option Right, that number of Parent Shares that are to be delivered by Holdings to the holders of Company Common Units pursuant to the Merger and this Agreement.  At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, all Company Common Units (other than Excluded Common Units and Company Common Units issued pursuant to Section 2.1(a)) shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each certificate and uncertificated book entry that immediately prior to the Effective Time represented any Company Common Units (other than Excluded Common Units) (as applicable, a “Company Certificate” or “Book Entry Unit”) shall thereafter represent only the right to receive the Merger Consideration to be transferred by Holdings pursuant to the Merger with respect to the Company Common Units formerly represented thereby and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c).

(ii)Treatment of Excluded Common Units and Other Membership Interests.  At the Effective Time, by virtue of the Merger, (A) the Company Common Units that are held by Parent, Holdings or Merger Sub or by any Subsidiary of Parent immediately prior to the Effective Time (the “Excluded Common Units”), (B) the Subordinated Units, (C) the Transocean Member Interest and (D) the Incentive Distribution Rights shall remain outstanding as Membership Interests in the Surviving Entity, unaffected by the Merger.

(iii)Unvested Phantom Units.  The parties acknowledge that, as of the date hereof, awards of phantom units (“Phantom Unit Awards”) representing 176,621 Company Common Units subject to performance and/or time-based vesting conditions have been granted and have not yet vested under a Company Benefit Plan.

(A)Except as provided in Section 2.1(b)(iv)(B), immediately prior to the Effective Time, all time-based Phantom Unit Awards granted prior to the date of this Agreement and all performance-based Phantom Unit Awards granted prior to January 1, 2016, in each case, that are unvested shall become fully vested without any action on the part of the awardholder, the Company, Parent or Merger Sub and, as a result, a number of Company Common Units determined in accordance with the terms of the applicable Company Benefit Plan and award agreement (such number as may be reduced to comply with applicable withholding requirements) will be issued to the awardholder immediately prior to the Effective Time and each such unit will be treated at the Effective Time, the same as, and have the same rights and be subject to the same conditions as, each Company Common Unit described in Section 2.1(b)(i).

(B)Immediately prior to the Effective Time, all performance-based Phantom Unit Awards granted on or after January 1, 2016 shall be deemed to have vested in a number of Earned Phantom Units (as such term is defined in the Terms and Conditions of such grant) determined by multiplying 100% by 45,802 (the number of target performance-based phantom units), and, as a result, a corresponding number of Company Common Units (such number as may be reduced to comply with applicable withholding requirements) will be issued to the awardholder immediately prior to the Effective Time and each such unit will be treated at the Effective Time, the same as, and have the same rights and be subject to the same conditions as, each Company Common Unit described in Section 2.1(b)(i).

(iv)Vested Phantom Units.  The parties acknowledge that, as of the date hereof, Phantom Unit Awards representing 24,900 Company Common Units that were subject to time-based vesting conditions have been granted and have vested but have not converted to Company Common Units under a Company Benefit Plan.

(A)Except as provided in Section 2.1(b)(iv)(B), immediately prior to the Effective Time, all time-based Phantom Unit Awards that have vested but have not converted to Company Common Units shall convert to Company Common Units without any action on the part of the awardholder, the Company, Parent or Merger Sub and, as a result, a number of Company Common Units determined in accordance with the terms of the applicable Company Benefit Plan and award agreement (such number as may be reduced to comply with applicable withholding requirements) will be issued to the awardholder immediately prior to the Effective Time and each such unit will be treated at the Effective Time, the same as, and have the same rights and be subject to the same conditions as, each Company Common Unit described in Section 2.1(b)(i).

(B)The Company shall take all necessary action to provide that each Phantom Unit Award listed in Section 2.1(b)(iv)(B) of the Company Disclosure Letter that remains outstanding immediately prior to the Effective Time shall cease to represent a right to acquire Company Common Units, and Parent shall assume each such Phantom Unit Award (hereinafter an “Assumed Phantom Unit Award”) which shall, effective as of the Effective Time, represent the right to acquire Parent Shares, subject to the terms of the applicable Company Benefit Plan and award agreement; provided, however, that the number of Parent Shares issuable upon settlement of such Assumed Phantom Unit Award shall be equal to the number of Company Common Units that were subject to the Phantom Unit Award immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole Parent Share).  Prior to the Effective Time, the Company, the Company Board (or the compensation committee of the Company Board), Parent and the Parent Board (or the compensation committee of the Parent Board) shall take all actions necessary under the Company Benefit Plans and Parent Benefit Plans and the award agreements thereunder and otherwise to effectuate this Section 2.1(b)(iv)(B).  Following the Effective Time, no holder of a Phantom Unit Award that becomes an Assumed Phantom Unit Award shall have any right to receive any Company Common Units in respect of such Phantom Unit Award or any right to receive the Merger Consideration.

(v)Further Action.  The Company, the Company Board (or the compensation committee of the Company Board), Parent and the Parent Board (or the compensation committee of the Parent Board) shall take all requisite action to implement and effectuate the foregoing provisions of Section 2.1(b)(iii) and Section 2.1(b)(iv).

(vi)Certain Adjustments.  If between the date of this Agreement and the Effective Time, whether or not permitted pursuant to the terms of this Agreement, the outstanding Parent Shares in respect thereof shall be changed by reason of any subdivision, reclassification, recapitalization, stock split, split-up, combination or exchanging of shares, merger, consolidation, reorganization or other similar transaction, or any dividend or distribution of Parent Shares or other dividend or distribution payable in other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger Consideration, the Exchange Ratio and any similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of Company Common Units and Phantom Unit Awards with the same economic effect as was contemplated by this Agreement prior to giving effect to such event.

Section 2.2.Exchange of Certificates.

(a)Exchange Fund.  Prior to the Effective Time, Parent shall appoint a commercial bank or trust company or such other party as is reasonably satisfactory to the Company to act as exchange agent hereunder for the purpose of exchanging Company Certificates and Book Entry Units for the Merger Consideration and the payment of any dividends or other distributions pursuant to Section 2.2(c) (the “Exchange Agent”).  As soon as reasonably practicable after the Effective Time, (i) Holdings or Parent shall provide the Exchange Agent an uncertificated Parent Share book-entry representing the number of Parent Shares that are issuable pursuant to Section 2.1(b) (as such number may be adjusted by Section 2.2(e)) to be held by the Exchange Agent in trust for the benefit of the holders of Company Common Units (other than holders of Excluded Common Units and Company Common Units issued pursuant to Section 2.1(a)), and (ii) authorize the Exchange Agent to exchange Parent

Shares in accordance with Section 2.1(b).  Parent shall deposit, or transfer to Holdings and Holdings shall deposit, with the Exchange Agent any cash or other consideration as and when necessary to pay any dividends or other distributions pursuant to Section 2.2(c).  Parent shall pay all costs and fees of the Exchange Agent and all expenses associated with the exchange process.  Such Parent Shares, together with any dividends or distributions with respect thereto as provided in Section 2.2(c), are referred to herein as the “Exchange Fund.”  The Exchange Agent, pursuant to irrevocable instructions consistent with the terms of this Agreement, shall deliver the Parent Shares to be paid pursuant to Section 2.1(b) and the payment of any dividends or other distributions pursuant to Section 2.2(c) out of the Exchange Fund, and the Exchange Fund shall not be used for any other purpose whatsoever.  The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Shares held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed after the deposit of such Exchange Fund with respect thereto for the account of Persons entitled thereto.

(b)Exchange Procedures.

(i)As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Closing Date, Parent shall cause the Exchange Agent to mail, and Parent shall and shall cause the Exchange Agent to make otherwise available, to each holder of record of one or more Company Common Units as of immediately prior to the Effective Time, a form of letter of transmittal to be used to effect the exchange of such Company Common Units for the Merger Consideration payable in respect thereof and any dividends or distributions payable pursuant to Section 2.2(c), along with instructions for using such letter of transmittal to effect such exchange.  The letter of transmittal (or the instructions thereto) shall specify that delivery shall be effected, and risk of loss and title to the Company Common Units shall pass, only upon delivery thereof together with (A) delivery of the corresponding Company Certificate to the Exchange Agent or (B) receipt by the Exchange Agent of an “agent’s message” with respect to Book Entry Units.  Such letter of transmittal shall be in customary form and have such other provisions as Parent and Company may reasonably agree prior to the Effective Time.

(ii)Upon surrender to the Exchange Agent of a Company Certificate for cancellation, together with a duly completed and executed letter of transmittal and any other documents reasonably required by Parent or the Exchange Agent, or receipt by the Exchange Agent of an “agent’s message” with respect to Book Entry Units, (A) the holder of Company Common Units shall be entitled to receive in exchange therefor an uncertificated Parent Share book-entry representing the number of whole Parent Shares that such holder has the right to receive pursuant to Section 2.1(b) and Section 2.2(e) (along with any unpaid dividends and distributions with respect to such Parent Shares as provided in Section 2.2(c)); and (B) the Company Certificate or Book Entry Units represented by the “agent’s message” so surrendered shall forthwith be cancelled.  No interest shall be paid or accrued on any Merger Consideration or unpaid dividends and distributions, if any, payable to holders of Company Common Units.

(iii)In the event of a transfer of ownership of Company Common Units that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such Company Common Units (along with any unpaid dividends and distributions with respect to such Parent Shares as provided in Section 2.2(c)) may be paid to a transferee if the Company Certificate representing such Company Common Units is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer, including such signature guarantees as Parent or the Exchange Agent may reasonably request, and to evidence that any applicable unit transfer taxes have been paid.

(c)Dividends and Distributions with Respect to Unexchanged Units.  The former holders of Company Common Units to whom Parent Shares must be delivered pursuant to the Merger shall be entitled to receive dividends or other distributions with respect to the Parent Shares as of the Effective Time; provided,  however, that if under Applicable Law the Parent Shares to be delivered to the former holders of any Company Common Units are not eligible to receive a dividend or other distribution paid by the Parent on or after the Effective Time, Holdings shall instead and in lieu of such dividend or other distribution pay the former holders of Company Common Units a U.S. dollar amount equal to the value of such dividend or other distribution, and provided further, that no dividends or other distributions with respect to Parent Shares with a record date after the Effective Time shall be paid to the former holder of any Company Common Units until such holder shall surrender such units in accordance with this Section 2.2.  Subject to the effect of Applicable Law: (i) at the time of the surrender of any such Company Common Units for exchange in accordance with the provisions of this Section 2.2, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date on or prior to surrender) not theretofore paid with respect to the number of whole Parent Shares that such holder is entitled to receive; and (ii) at the appropriate payment date and without duplicating any payment made under clause (i) above, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date subsequent to surrender) payable with respect to the number of whole Parent Shares that such holder receives.

(d)No Further Ownership Rights in Company Common Units.  The Merger Consideration delivered and paid upon the surrender for exchange of Company Common Units in accordance with the terms hereof (including any cash paid pursuant to Section 2.2(c)) shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such Company Common Units.  At the Effective Time, the limited liability company interest transfer books of the Company shall be closed and from and after the Effective Time, there shall be no further registration of transfers of the Company Common Units that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, a Company Certificate or Book Entry Unit is presented to the Surviving Entity for any reason, it shall be cancelled and exchanged as provided in this Section 2.2.

(e)No Fractional Shares. No certificates or scrip representing fractional Parent Shares shall be issued in the Merger.  Notwithstanding any other provision of this

Agreement, all fractional Parent Shares that a holder of Company Common Units converted pursuant to the Merger would otherwise be entitled to receive as Merger Consideration (after taking into account all Company Certificates (or effective affidavits in lieu thereof) or Book-Entry Units held by such holder) will be aggregated and then, if a fractional Parent Share results from that aggregation, be rounded up to the nearest whole Parent Share (and, for the avoidance of doubt, no Person that is not a record holder of Company Common Units will be entitled hereunder to have any fractional Parent Shares so rounded up, and none of Parent, Holdings or the Surviving Entity shall have any obligation pursuant to this sentence with respect to any Person that is not a record holder of Company Common Units) and any such additional Parent Shares shall become part of the Merger Consideration.

(f)Termination of Exchange Fund.  Any portion of the Exchange Fund that remains unclaimed by the former unitholders of the Company as of the date that is 12 months following the Effective Time shall be delivered to Parent, upon demand.  Thereafter, any former unitholders of the Company who have not theretofore complied with the provisions of this Section 2.2 shall look only to Parent and the Surviving Entity for payment of their claim for Merger Consideration and any dividends or distributions with respect to Parent Shares represented thereby (all without interest).

(g)No Liability.  None of Parent, the Company, the Surviving Entity, the Exchange Agent or any other Person shall be liable to any former holder of Company Common Units for any amount properly delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.  If any Company Common Units have not been surrendered in accordance with the provisions of this Section 2.2 immediately prior to the date on which such amounts would otherwise escheat to or become property of any governmental entity), such amount shall, to the extent permitted by Applicable Law, become the property of Parent, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(h)Lost, Stolen, or Destroyed Company Certificates.  If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claims that may be made against it with respect to such Company Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate the Merger Consideration (along with any unpaid dividends and distributions pursuant to Section 2.2(c)) deliverable with respect thereto pursuant to this Agreement.

Section 2.3.Taking of Necessary Action; Further Action.  Upon the terms and subject to the conditions of this Agreement, each of the parties shall use reasonable best efforts to take all such actions as may be necessary or appropriate in order to effectuate the Merger under the Marshall Islands Act as promptly as commercially practicable.  In addition, the parties agree to execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity with full right, title and possession to all assets, real estate and other property, rights, privileges, powers and franchises of either of Merger Sub or the Company, the directors and officers of the Surviving Entity are fully authorized, in the name of the Surviving Entity or otherwise to take, and shall take, all such lawful and necessary action.

Section 2.4.Withholding.  Each of Parent, Holdings, the Surviving Entity and the Exchange Agent shall be entitled, without duplication, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Company Common Units such amounts as required under the Code or any provision of state, local or foreign tax law, with respect to the making of such payment.  Any such withheld amounts that are paid over to the appropriate tax authority shall be treated for all purposes of this Agreement as having been paid to the former holder of Company Common Units in respect of whom such deduction and withholding was made.

Section 2.5.No Dissenters’ Rights.  No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) other than with respect to Section 3.1, Section 3.2 and Section 3.3, the Company Reports filed (which term, when used in this Agreement, shall for the avoidance of doubt include documents either furnished or filed with the SEC) on or after December 31, 2014 and prior to the date of this Agreement (excluding any risk factor disclosure contained in any such Company Report under the heading “Risk Factors” or “Forward-Looking Information” or similar heading (other than any factual information contained under such headings)) and (b) the disclosure letter delivered to Parent by the Company at or prior to the execution hereof (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), the Company represents and warrants to Parent, Holdings and Merger Sub that:

Section 3.1.Existence; Good Standing; Corporate Authority.  The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the Republic of the Marshall Islands.  To the extent such concept or similar concept exists in the relevant jurisdiction, to the knowledge of the Company, the Company is duly qualified to do business and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified or in good standing does not and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”).  The Company has all requisite limited liability company power and authority to own, operate and lease its properties and to carry on its business as now conducted, except where the failure to have such power and authority does not and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.  The copies of the Company’s Certificate of Formation and the Company LLC Agreement previously made available to Parent are true and correct and contain all amendments as of the date hereof.

Section 3.2.Authorization, Validity and Effect of Agreements.  The Company has the requisite limited liability company power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Conflicts Committee and the Company Board, and no other limited liability company action on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby, other than the approval referred to in Section 3.17.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent, Holdings and Merger Sub, constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

Section 3.3.Capitalization.  As of the date of this Agreement, the issued and outstanding Membership Interests of the Company consisted of (a) 40,914,962 Company Common Units; (b) no Company Common Units held by the Company in its treasury; (c) 27,586,207 Subordinated Units; (d) the Incentive Distribution Rights; (e) the Transocean Member Interest; and (f) 212,971 Company Common Units reserved for issuance upon the settlement of outstanding Phantom Unit Awards.  From March 31, 2016 to the date of this Agreement, the Company has not issued any Company Common Units (other than pursuant to Phantom Unit Awards that were outstanding as of March 31, 2016) or other Membership Interests, other limited liability company interests, voting securities or other equity interests, or any securities convertible into or exchangeable or exercisable for any Membership Interests or other limited liability company interests, voting securities or other equity interests.  All issued Company Common Units, Subordinated Units, Incentive Distribution Rights and the Transocean Member Interest are duly authorized, validly issued, fully paid (to the extent required under the Company LLC Agreement), nonassessable (except as such nonassessability may be affected by Sections 20, 31, 40 and 49 of the Marshall Islands Act and except as may otherwise be provided in the Company LLC Agreement) and free of preemptive rights (except as provided in the Company LLC Agreement).  As of the date of this Agreement, except as set forth in this Section 3.3 or as provided in the Company LLC Agreement, the Omnibus Agreement or in Section 5.13, (x) there are no outstanding or authorized Membership Interests and there are no options, warrants, calls, subscriptions, convertible securities, preemptive rights or other rights, agreements, claims or commitments which obligate the Company or any of its Subsidiaries to issue, transfer or sell any Membership Interests or other limited liability company interests, voting securities or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such Membership Interests, limited liability company interests, voting securities or equity interests, (y) there are no outstanding or authorized contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Membership Interests or other limited liability company interests, voting securities or other equity interest in the Company or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, and (z) there are no voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of any Membership Interests or other limited liability company interests, voting securities or other equity interest in the Company or any of its Subsidiaries.  The Company has no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Members of the Company on any matter.

Section 3.4.Significant Subsidiaries.  For purposes of this Agreement, “Significant Subsidiary” shall mean significant subsidiary as defined in Rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each of the Company’s Significant Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent such concept or similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other entity power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and, to the knowledge of the Company, is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, in each case except for jurisdictions in which such failure to be so qualified or to be in good standing does not and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.  All of the outstanding shares of capital stock of, or other ownership interests in, each of the Company’s Significant Subsidiaries are duly authorized, validly issued, fully paid and nonassessable (except to the extent provided by Applicable Law) and, as of the date of this Agreement, are owned, directly or indirectly, by the Company (other than shares of capital stock of, or other ownership interests in, any of the Company’s Significant Subsidiaries that are owned directly or indirectly by Holdings or Parent, as to which the Company makes no representation or warranty), to the knowledge of the Company, free and clear of all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sale contracts, charges, privileges, easements, rights of way, reservations, options, rights of first refusal and other encumbrances (“Liens”).

Section 3.5.Compliance with Laws; Permits.  Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Company Material Adverse Effect, to the knowledge of the Company:

(a)Neither the Company nor any Subsidiary of the Company is in violation of any applicable law, rule, regulation, code, governmental determination, order, treaty, convention, governmental certification requirement or other public limitation, U.S. or non-U.S. (collectively, “Applicable Laws”), relating to the ownership or operation of any of their respective assets or businesses, and no claim is pending or threatened with respect to any such matters.

(b)The Company and each Subsidiary of the Company hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the ownership, leasing and operation of their respective assets or the conduct of their respective businesses (the “Company Permits”).

All Company Permits are in full force and effect and there exists no default thereunder or breach thereof.

(c)Each drilling unit owned or leased by the Company or a Subsidiary of the Company which is subject to classification is in class without any significant outstanding deficiencies according to the rules and regulations of the applicable classifying body and is duly and lawfully documented under the laws of its flag jurisdiction.

(d)The Company and each Subsidiary of the Company possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds (“Company Real Property”).

(e)Without limiting the generality of Section 3.5(a), and mindful of the principles of the United States Foreign Corrupt Practices Act (the “FCPA”) and other similar applicable foreign laws, neither the Company nor any of its Subsidiaries, nor, in any such case, any of their respective Representatives (i) is in violation of the FCPA or other similar applicable foreign laws as a result of having made, offered or authorized any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose with respect to the Company or any of its Subsidiaries of influencing an act or decision in his official capacity or inducing him to use his influence with that government, (ii) is in violation of the FCPA or other similar applicable foreign laws as a result of having made, offered or authorized any payment to any Governmental Entity, political party or political candidate for the purpose with respect to the Company or any of its Subsidiaries of influencing any official act or decision, or inducing such Person to use any influence with that government or (iii) has taken any action that would be reasonably likely to subject the Company or any of its Subsidiaries to any material liability or penalty under any and all Applicable Laws of any Governmental Entity.  “Person” means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, limited liability company, unincorporated entity or Governmental Entity.

(f)Without limiting the generality of Section 3.5(a), neither the Company nor any of its Subsidiaries nor any of their respective directors, officers, employees or affiliates is a Person with whom transactions are currently prohibited under any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”) or equivalent European Union measure.

(g)Notwithstanding the foregoing, no representation or warranty in this Section 3.5 is made with respect to (i) Environmental Laws or Hazardous Materials, which are covered by Section 3.12, (ii) taxes, which are covered by Section 3.10, (iii) ERISA matters, which are covered by Section 3.11, or (iv) the Sarbanes-Oxley Act or the Exchange Act, which are covered by Section 3.7 and Section 3.21.

Section 3.6.No Conflict.

(a)Neither the execution, delivery and performance by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will (i) subject to the approval referred to in Section 3.17, conflict with or result in a breach of any provisions of the Certificate of Formation of the Company or the Company LLC Agreement, or the certificate of incorporation, bylaws or similar governing documents of any of the Company’s Significant Subsidiaries, (ii) to the knowledge of the Company, violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of the Company or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to the Company or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their properties is bound or affected or (iii) subject to the filings and other matters referred to in Section 3.6(b), to the knowledge of the Company, contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to the Company or any of its Subsidiaries, except, for such matters described in clause (ii) or (iii) as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)Neither the execution, delivery and performance by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will, to the knowledge of the Company, require any consent, approval or authorization of, or filing or registration with, any federal, state, local or foreign government, court, or arbitral, legislative, executive or regulatory authority or agency (a “Governmental Entity”), other than filings required under the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”), applicable non-U.S. or state securities and “Blue Sky” laws or the filing of the Certificate of Merger with the Registrar of Corporations of the Marshall Islands (the “Regulatory Filings”), except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make, individually or in the aggregate, does not and is not reasonably likely to have a Company Material Adverse Effect.

Section 3.7.SEC Documents.

(a)The Company has timely filed with the U.S. Securities and Exchange Commission (the “SEC”) all documents (including exhibits and any amendments thereto) required to be so filed by it since January 1, 2016 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to Parent each registration statement, report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Company Reports”).  As of its respective date, each Company Report (i) complied in all material respects in accordance with the applicable requirements of each of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and other Applicable Law, as the case may be, and, in each case, the applicable rules and regulations of the SEC thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except (y) for such statements, if any, as have been corrected by subsequent filings with the SEC prior to the date hereof or (z) with respect to information supplied by or on behalf of Parent or Holdings, as to which the Company makes no representation.

(b)Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and equity included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the results of operations, cash flows or changes in Members’ equity, as the case may be, of the Company and its Subsidiaries for the periods set forth therein; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will comply, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will be, prepared in all material respects in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC.  Ernst & Young LLP is an independent registered public accounting firm with respect to the Company and has not resigned or been dismissed as independent registered public accountants of the Company.

Section 3.8.Litigation.  Except as described in the Company Reports filed on or prior to the date of this Agreement, to the knowledge of the Company, there are no actions, suits or proceedings pending against the Company or any of its Subsidiaries or threatened against the Company or any of its Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal or state or any non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, that are reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9.Absence of Certain Changes.

(a)To the knowledge of the Company, since December 31, 2015, there has not been or continued to exist any event, change, occurrence, effect, fact, circumstance or condition that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect.

(b)To the knowledge of the Company, from December 31, 2015 to the date of this Agreement, (i) the Company and its Subsidiaries have conducted their respective business only in the ordinary course and, if any past practice existed, consistent with past practice, in all material respects and (ii) there has not been (A) any material change by the Company or any of its Subsidiaries, when taken as a whole, in any of its accounting methods, principles or practices or any of its tax methods, practices or elections, (B) any declaration, setting aside or payment of any distribution in respect of any of the Company’s Membership Interests or any redemption, purchase or other acquisition of any of its securities, other than regular quarterly distributions on the Company Common Units and Subordinated Units in the amount of $0.3625 per unit or in connection with the vesting of awards under the Company Benefit Plans, (C) any split, combination or reclassification of any of the Company’s Membership Interests or any issuance thereof or any issuance of any other securities by the Company in respect of, in lieu of or in substitution for the Company’s Membership Interests, except for issuances of Company Common Units upon the vesting of Phantom Unit Awards, (D) any increase by the Company in or establishment by the Company of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, unit option, unit purchase or other employee benefit plan, except in the ordinary course of business consistent with past practices, (E) any sale, lease, exchange, transfer or other disposition of any material asset of the Company or any of its Subsidiaries other than (x) in the ordinary course of business consistent with past practices or (y) any such sale, lease, exchange, transfer or other disposition of a material asset between the Company or any of its Subsidiaries, on the one hand, and Parent or any of its Subsidiaries, on the other hand, or (F) any agreement or commitment (contingent or otherwise) by the Company or any of its Subsidiaries to do any of the foregoing.

Section 3.10.Taxes.

(a)To the knowledge of the Company, each of the Company, its Subsidiaries and each affiliated, consolidated, combined, unitary or similar group of which any such corporation is or was a member and of which the Company or a Subsidiary of the Company is or was the common parent has (i) duly filed (or caused to be filed) on a timely basis (including all applicable extensions) with appropriate taxing authorities all true and complete tax returns, statements, reports, declarations, estimates and forms (“Returns”) required to be filed by or with respect to it on or prior to the date hereof, except (A) for any such filings prepared or filed by Parent, Holdings, their Affiliates or their Representatives on behalf of the Company or any of its Subsidiaries, or (B) to the extent that any failure to file does not and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) duly paid, or deposited in full on a timely basis (including all applicable extensions) or made adequate provision in accordance with GAAP for the payment of, all taxes required to be paid by it, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes does not and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, and (iii) complied with the terms and requirements (as explained or interpreted by any written or oral guidance provided by Parent, Holdings, their Affiliates or any of their Representatives with respect thereto) of all rulings and clearances issued by any taxing authority in a jurisdiction in which the Company or any of its Subsidiaries is organized, operates, is resident for tax purposes or has an office or other connection to, or on behalf of, the Company or its Subsidiaries with respect to Taxes, except to the extent that any failure to comply does not and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)To the knowledge of the Company, (i) no audits or other administrative proceedings or court proceedings are presently pending with regard to any taxes or Returns of the Company or any of its Subsidiaries as to which any taxing authority has asserted in writing any claim which is reasonably likely to have a Company Material Adverse Effect; and (ii) no taxing authority is now asserting in writing any deficiency or claim for taxes or any adjustment to taxes with respect to which the Company or any of its Subsidiaries may be liable with respect to income and other material taxes which have not been fully paid or finally settled, which is reasonably likely to have a Company Material Adverse Effect.

(c)To the knowledge of the Company, there are no liens for taxes in amounts reasonably likely to have a Company Material Adverse Effect (other than statutory liens for taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings) upon any of the assets of the Company or any of its Subsidiaries.

(d)To the knowledge of the Company, neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(e)To the knowledge of the Company, neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1) that is reasonably likely to have a Company Material Adverse Effect.

(f)To the knowledge of the Company, no claim has been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction that is reasonably likely to have a Company Material Adverse Effect.

(g)For purposes of this Agreement, “tax” or “taxes” means all net income, gross income, gross receipts, sales, use, ad valorem, transfer, accumulated earnings, personal holding company, excess profits, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, disability, capital stock, or windfall profits taxes, customs duties or other taxes, fees, assessments or governmental charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (U.S. or non-U.S.).

Section 3.11.Employee Benefit Plans.  Except as listed in Section 3.11 of the Seller Disclosure Letter, the Company and its Subsidiaries do not sponsor, contribute to or maintain any Company Benefit Plans.  To the knowledge of the Company, except for such matters as, individually or in the aggregate, do not or are not reasonably likely to have a Company Material Adverse Effect: all applicable reporting and disclosure requirements have been met with respect to the Company Benefit Plans; the Company Benefit Plans have been maintained and operated in accordance with their terms; there are no pending or threatened claims against or otherwise involving any Company Benefit Plan, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Company Benefit Plan activities) has been brought against or with respect to any such Company Benefit Plan.  No Company Benefit Plan is subject to Title IV of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 412 of the Code or Section 302 of ERISA.  The Company, its Subsidiaries and any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with the Company or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”), (i) does not maintain, sponsor or contribute to, and has not maintained, sponsored or contributed to, any plan that is subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA.  The term “Company Benefit Plans” means all material employee benefit plans and other material benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not U.S.-based plans, and all other employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party or is required to provide benefits under Applicable Laws, but shall not include any Parent Benefit Plans.

Section 3.12.Environmental Matters.

(a)To the knowledge of the Company, the Company and each Subsidiary of the Company are in material compliance with all Applicable Laws related to human health and the environment (“Environmental Laws”), except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)To the knowledge of the Company, except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, no judicial or administrative proceedings or governmental investigations are pending or threatened against the Company or any of its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law.

(c)Except for any such matters as do not and are not reasonably likely to have a Company Material Adverse Effect, to the knowledge of the Company, neither the Company nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or Governmental Entity or tribunal under any Environmental Law or relating to the cleanup of any material, substance or waste classified, characterized or otherwise regulated as hazardous, toxic, pollutant, contaminant or words of similar meaning under Environmental Laws, including petroleum or petroleum products or byproducts (“Hazardous Materials”).

(d)The representations and warranties set forth in this Section 3.12 are the Company’s sole representations and warranties with respect to environmental matters, Environmental Laws or Hazardous Materials.

Section 3.13.Decrees, Etc.  To the knowledge of the Company, except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no order, writ, fine, injunction, decree, judgment, award or determination of any Governmental Entity or any arbitral or other dispute resolution body has been issued or entered against the Company or any Subsidiary of the Company or any of the Company’s officers or directors (in their capacities as such) that continues to be in effect that affects the ownership or operation of any of their respective assets or the conduct of their respective businesses, and (ii) since January 1, 2016, no criminal order, writ, fine, injunction, decree, judgment or determination of any Governmental Entity has been issued against the Company or any Subsidiary of the Company.

Section 3.14.No Brokers.  The Company has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of the Company or Parent to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except for arrangements which have been disclosed in writing to Parent prior to the execution and delivery of this Agreement and except for the engagement letter and indemnification agreement entered into with Evercore Group L.L.C., financial advisor to the Conflicts Committee (the “Conflicts Committee Financial Advisor”).

Section 3.15.Recommendation of Board of Directors; Opinion of Financial Advisor.

(a)Upon the receipt of the approval and recommendation of the Conflicts Committee, at a meeting duly called and held, the Company Board (i) approved this Agreement and the transactions contemplated hereby, including the Merger, (ii) directed that this Agreement and the Merger be submitted to a vote of the Members, and (iii) recommended to the Members that the Members approve this Agreement and the Merger and, as of the date of this Agreement, the Company Board has not rescinded, modified or withdrawn such approval, direction or recommendation.

(b)The Conflicts Committee has received the opinion of the Conflicts Committee Financial Advisor, dated as of July 31, 2016, to the effect that, as of such date, and subject to the assumptions and qualifications set forth therein, from a financial point of view, the Exchange Ratio is fair to the Unaffiliated Unitholders (the “Fairness Opinion”).

Section 3.16.Parent Share Ownership.  Neither the Company nor any of its Subsidiaries owns any shares in the capital of Parent or any other securities convertible into or otherwise exercisable to acquire shares in the capital of Parent.

Section 3.17.Vote Required.  The affirmative vote or consent of (i) the Non-Transocean Members holding Outstanding Company Common Units equal to the sum of (x) a majority of the Outstanding Company Common Units plus (y) 50% of the number of

Outstanding Company Common Units owned by the Transocean Member and its affiliates, voting together as a single class, at a special meeting of the Non-Transocean Members holding Outstanding Company Common Units to be held to consider such matter or any adjournment or postponement thereof (the “Company Unitholder Meeting”) in favor of the approval of this Agreement and the Merger (the “Company Unitholder Approval”), (ii) the Transocean Member, and (iii) the holders of a majority of the Outstanding Subordinated Units, voting as a single class, are the only votes or approvals of the Members or other holders of any class or series of Membership Interests or other limited liability company interests, equity interests or capital stock of the Company which are necessary to approve this Agreement and approve the transactions contemplated hereby.

Section 3.18.Ownership of Drilling Units.  As of the date hereof, to the knowledge of the Company, the Company or a Subsidiary of the Company has good and marketable title to the drilling units listed in the Company’s most recent fleet status report posted on the Company’s website, in each case free and clear of all Liens except for (i) defects or irregularities of title or encumbrances of a nature that do not materially impair the ownership or operation of these assets and which have not had and are not reasonably likely to, individually or in the aggregate, have a Company Material Adverse Effect, (ii) Liens that secure obligations not yet due and payable or, if such obligations are due and have not been paid, Liens securing such obligations that are being diligently contested in good faith and by appropriate proceedings (any such contests to the knowledge of the Company involving an amount in excess of $25 million being described in Section 3.18 of the Company Disclosure Letter), (iii) Liens for taxes, assessments or other governmental charges or levies not yet due or which are being contested in good faith, (iv) Liens in connection with workmen’s compensation, unemployment insurance or other social security, old age pension or public liability obligations not yet due and payable or which are being contested in good faith, (v) operators’, vendors’, suppliers of necessaries to the Company’s drilling units, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, construction or shipyard liens (during repair or upgrade periods) or other like Liens arising by operation of law in the ordinary course of business or statutory landlord’s liens, each of which is in respect of obligations that have not been outstanding more than 90 days (so long as no action has been taken to file or enforce such Liens within said 90-day period) or which are being contested in good faith, (vi) Liens that do not materially impair the ability to use an asset or materially detract from its value, (vii) Liens securing any secured debt arrangement that is disclosed in a filing with the SEC and (viii) other Liens disclosed in the Company Disclosure Letter (the Liens described in clauses (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii), collectively, “Company Permitted Liens”).

Section 3.19.Undisclosed Liabilities.  To the knowledge of the Company, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not fixed, accrued, contingent or otherwise, except liabilities and obligations that (i) are disclosed in the Company Reports filed prior to the date of this Agreement, (ii) are referred to in Section 3.19 of the Company Disclosure Letter, (iii) were incurred since March 31, 2016 in the ordinary course of business consistent with past practice (to the extent any past practice existed) or (iv) do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.20.Certain Contracts.

(a)To the knowledge of the Company, Section 3.20 of the Company Disclosure Letter contains a list of all of the following contracts, commitments or agreements (other than those (i) set forth on an exhibit index in the Company Reports filed prior to the date of this Agreement or (ii) between the Company or any of its Subsidiaries, on the one hand, and Parent or any of its Subsidiaries, on the other hand) to which the Company or any Subsidiary of the Company is a party or by which any of them or their assets is bound as of the date of this Agreement: (i) any non-competition agreement that purports to limit the manner in which, or the localities in which, all or any portion of their respective businesses is conducted, (ii) any contract or agreement, other than agreements among the Company and/or its wholly owned Subsidiaries, for the borrowing of money with a borrowing capacity or outstanding indebtedness of $2 million or more, (iii) any employment agreement between the Company or any of its Subsidiaries, on the one hand, and any of the Company’s officers and key employees, on the other hand, (iv) any agreement which, upon the consummation of the Merger or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from the Company or any of its Subsidiaries to any officer, director, consultant or employee of any of the foregoing, (v) any agreement the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any unit option plan, unit appreciation rights plan, restricted unit plan or unit purchase plan) or (vi) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC other than contracts described in Items 601(b)(10)(iii)(A) and (B) of Regulation S-K).  Each contract, arrangement, commitment or understanding of the type described in this Section 3.20(a), whether or not included as an exhibit to any Company Report or included in Section 3.20 of the Company Disclosure Letter, is referred to herein as a “Company Material Contract,” and for purposes of Section 5.1 and the bringdown of Section 3.20(b) pursuant to Section 6.3, “Company Material Contract” shall include any such contract, arrangement, commitment or understanding that is entered into after the date of this Agreement and is known to the Company.

(b)To the knowledge of the Company, the Company and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Company Material Contract to which it is a party, except where such failure to perform does not and is not reasonably likely to create, individually or in the aggregate, a Company Material Adverse Effect.  To the knowledge of the Company, except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Company Material Contract.  To the knowledge of the Company, except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, the consummation of the transactions contemplated by this Agreement will not breach or violate any Company Material

Contract or permit any other party to a Company Material Contract to exercise rights adverse to the Company.

Section 3.21.Disclosure Controls and Procedures.  The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports.  The Company has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board and in Section 3.21 of the Company Disclosure Letter (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting.

Section 3.22.Affiliate Transactions.  To the knowledge of the Company, there are no material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than as set forth in the Company Reports, the Company Benefit Plans described in Section 3.11 of the Company Disclosure Letter or as otherwise set forth in Section 3.22 of the Company Disclosure Letter), whether or not entered into in the ordinary course of business, to or by which the Company or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than the Company and its Subsidiaries), on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2015 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to the Company and its Subsidiaries taken as a whole, in the case of (a) or (b) that would require disclosure by the Company pursuant to Item 404 of Regulation S-K.  “Affiliate” means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person; provided, however, that for purposes of this Agreement, the Company and its Subsidiaries shall not be considered Affiliates of Parent or any of Parent’s other Affiliates, nor shall any such Persons be considered Affiliates of the Company or its Subsidiaries.  As used in this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of capital stock of that Person, by contract or otherwise).

Section 3.23.Takeover Laws.  The Company Board has taken all action necessary to exempt under and not make subject to any state or foreign takeover Law or Marshall Islands Law that limits or restricts business combinations or the ability to acquire or vote limited liability company interests: (a) the execution of this Agreement, (b) the Merger and (c) the transactions contemplated by this Agreement and the Merger.

Section 3.24.Disclaimer and Non-Reliance.

(a)Except for the representations and warranties contained in Article 4 of this Agreement, the Company acknowledges and agrees that (i) none of Parent, Holdings or Merger Sub or any other Person on their behalf makes any other express or implied representation or warranty with respect to Parent, Holdings or Merger Sub with respect to any other information provided to the Company and (ii) the Company is not relying on and has not relied upon any other representation or warranty or other information with respect to Parent, Holdings or Merger Sub in connection with the subject matter of this Agreement.  Without limiting the generality of the foregoing, except for the representations and warranties contained in Article 4 of this Agreement, none of Parent, Holdings or Merger Sub or any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company, or use by the Company of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

(b)In connection with investigation by the Company of Parent and its Subsidiaries, the Company acknowledges and agrees that it has received or may receive from Parent and/or Parent’s Subsidiaries certain projections, forward-looking statements and other forecasts and certain business plan information.  The Company acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Company is familiar with such uncertainties, that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).  Accordingly, without limiting the generality of any other provision of this Agreement, the Company acknowledges and agrees that Parent makes no representation or warranty with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT, HOLDINGS
AND MERGER SUB

Except as set forth in (a) other than with respect to Section 4.1, Section 4.2 and Section 4.3, the Parent Reports filed (which term, when used in this Agreement, shall for the avoidance of doubt include documents either furnished or filed with the SEC) on or after December 31, 2014 and prior to the date of this Agreement (excluding any risk factor disclosure contained in any such Parent Report under the heading “Risk Factors” or “Forward-Looking Information” or similar heading (other than any factual information contained under such headings)) and (b) the disclosure letter delivered to the Company by Parent at or prior to the execution hereof (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), Parent, Holdings and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 4.1.Existence; Good Standing; Corporate Authority.  Parent is a corporation duly organized and validly existing under the laws of Switzerland.  Holdings is an exempted company duly organized, validly existing and in good standing under the laws of the Cayman Islands.  Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the Republic of the Marshall Islands.  To the extent such concept or similar concept exists in the relevant jurisdiction, each of Parent, Holdings and Merger Sub is duly qualified to do business and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified or in good standing does not and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”).  Each of Parent, Holdings and Merger Sub has all requisite company power and authority to own, operate and lease its properties and to carry on its business as now conducted, except where the failure to have such power and authority does not and is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.  The copies of the Articles of Association and the Organizational Regulations of Parent, Certificate of Incorporation and Memorandum and Articles of Association of Holdings and the Certificate of Formation and Limited Liability Company Agreement of Merger Sub previously made available to the Company are true and correct and contain all amendments as of the date hereof.

Section 4.2.Authorization, Validity and Effect of Agreements.  Each of Parent, Holdings and Merger Sub has the requisite company power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party.  The execution, delivery and performance by Parent, Holdings and Merger Sub of this Agreement and the consummation by each of Parent, Holdings and Merger Sub of the transactions contemplated hereby, including, with respect to Parent, the granting by Parent of the Option Right and the issuance by Parent of Parent Shares as described in this Agreement, have been duly authorized by the Parent Board, the respective Boards of Directors of Holdings and Merger Sub and Holdings, as the sole member of Merger Sub, as applicable, and no other action on the part of any of them are necessary to authorize the execution, delivery and performance of this Agreement by Parent, Holdings and Merger Sub and the consummation of the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Parent, Holdings and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the valid and legally binding obligation of Parent, Holdings and Merger Sub, enforceable against Parent, Holdings and Merger Sub, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

Section 4.3.Capitalization.  As of the date of this Agreement, (a) the Parent has an issued share capital of CHF 37,096,738.20, divided into 370,967,382 issued Parent Shares, (b) the Parent has an authorized share capital, expiring on May 12, 2018, according to which the

Board is authorized to increase the share capital by a maximum amount of CHF 2,225,804.30 through the issuance of up to 22,258,043 Parent Shares, and (c) Parent has a conditional share capital pursuant to which Parent can increase the share capital by an amount not to exceed CHF 16,761,764.90 through the issuance of up to 167,617,649 Parent Shares for the purposes specified in the Articles of Association of Parent.  As of March 31, 2016, there were (i) 365,081,912 Parent Shares outstanding, (ii) 6,665,396 Parent Shares reserved for issuance upon vesting of outstanding restricted stock units under Parent Benefit Plans, (iii) 146,449 Parent Shares issuable upon the settlement of outstanding stock appreciation rights and (iv) 2,682,893 Parent Shares were subject to outstanding options (“Parent Options”) granted under the Parent Benefit Plans.  As of the date of this Agreement, all issued Parent Shares are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with any preemptive rights.  All Parent Shares to be issued in connection with the Merger will be, when issued in accordance with this Agreement, duly authorized, validly issued, fully paid and nonassessable and issued in compliance with any preemptive rights.  As of the date of this Agreement, except as set forth in this Section 4.3, the Articles of Association, Parent Benefit Plans, the Omnibus Agreement or in connection with the transactions contemplated by this Agreement, (x) there are no outstanding capital shares, and there are no options, warrants, calls, subscriptions, convertible securities, preemptive rights or other rights, agreements, claims or commitments which obligate Parent or any of its Subsidiaries to issue, transfer or sell any capital shares or other voting securities or other equity interest in Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares, securities or equity interests, (y) there are no outstanding or authorized contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital shares or other voting securities of or other equity interest in Parent or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, and (z) there are no voting trusts or similar agreements to which Parent or any of its Subsidiaries is a party with respect to the voting of any capital shares or other voting securities of or other equity interest in Parent or any of its Subsidiaries.  Parent has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.

Section 4.4.Significant Subsidiaries.

(a)Each of Parent’s Significant Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent such concept or similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other entity power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, in each case except for jurisdictions in which such failure to be so qualified or to be in good standing does not and is not reasonably likely to have a Parent Material Adverse Effect.  All of the outstanding shares of capital stock of, or other ownership interests in, each of Parent’s Significant Subsidiaries are duly authorized, validly issued, fully paid and nonassessable (except to the extent provided by Applicable Law) and, as of the date of this Agreement, are owned, directly or indirectly, by Parent free and clear of all Liens.

(b)All of the outstanding equity interests of Holdings and Merger Sub are owned indirectly by Parent.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, as of the Effective Time, will have not engaged in any activities other than its capitalization and other activities in connection with the transactions contemplated by this Agreement.

(c)For purposes of this Article 4, references to “Significant Subsidiaries” of Parent shall not include the Company or its Subsidiaries.

Section 4.5.Compliance with Laws; Permits.  Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Parent Material Adverse Effect:

(a)Neither Parent nor any Subsidiary of Parent is in violation of any Applicable Laws relating to the ownership or operation of any of their respective assets or businesses, and no claim is pending or, to the knowledge of Parent, threatened with respect to any such matters.

(b)Parent and each Subsidiary of Parent hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the ownership, leasing and operation of their respective assets or the conduct of their respective businesses (the “Parent Permits”).  All Parent Permits are in full force and effect and there exists no default thereunder or breach thereof.

(c)Each drilling unit owned or leased by Parent or a Subsidiary of Parent which is subject to classification is in class without any significant outstanding deficiencies according to the rules and regulations of the applicable classifying body and is duly and lawfully documented under the laws of its flag jurisdiction.

(d)Parent and each Subsidiary of Parent possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds (“Parent Real Property”).

(e)Without limiting the generality of Section 4.5(a), and mindful of the principles of the FCPA and other similar applicable foreign laws, neither Parent nor any of its Subsidiaries, nor, in any such case, any of their respective Representatives (i) is in violation of the FCPA or other similar applicable foreign laws as a result of having made, offered or authorized any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose with respect to Parent or any of its Subsidiaries of influencing an act or decision in his official capacity or inducing him to use his influence with that government, (ii) is in violation of the FCPA or other similar applicable foreign laws as a result of having made, offered or authorized any payment to any Governmental Entity, political party or political candidate for the purpose with respect to Parent or any of its Subsidiaries of influencing any official act or decision, or inducing such Person to use any influence with that government or (iii) has taken any action that would be reasonably likely to subject Parent or any of its Subsidiaries to any material liability or penalty under any and all Applicable Laws of any Governmental Entity.

(f)Without limiting the generality of Section 4.5(a), neither Parent nor any of its Subsidiaries nor any of their respective directors, officers, employees or affiliates, to Parent’s knowledge, is a Person with whom transactions are currently prohibited under any U.S. sanctions administered by OFAC or equivalent European Union measure.

(g)Notwithstanding the foregoing, no representation or warranty in this Section 4.5 is made with respect to (i) environmental matters, Environmental Laws or Hazardous Materials, which are covered by Section 4.12, (ii) taxes, which are covered by Section 4.10, or (iii) the Sarbanes-Oxley Act or the Exchange Act, which are covered by Section 4.7 and Section 4.20.

Section 4.6.No Conflict.

(a)Neither the execution, delivery and performance by Parent, Holdings and Merger Sub of this Agreement nor the consummation by any of them of the transactions contemplated hereby in accordance with the terms hereof will (i) conflict with or result in a breach of any provisions of the Articles of Association and the Organizational Regulations of Parent or the Certificate of Incorporation and the Memorandum and Articles of Association of Holdings or the Certificate of Formation or Limited Liability Company Agreement of Merger Sub or the certificate of incorporation, bylaws or similar governing documents of any of Parent’s Significant Subsidiaries, (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Parent or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Parent or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which Parent or any of its Subsidiaries or any of their properties is bound or affected or (iii) subject to the filings and other matters referred to in Section 4.6(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Parent or any of its Subsidiaries, except for such matters described in clause (ii) or (iii) as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)Neither the execution, delivery and performance by Parent, Holdings or Merger Sub of this Agreement nor the consummation by any of them of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any Governmental Entity, other than the Regulatory Filings and the filing of a supplemental listing application with the NYSE pursuant to Section 5.8, except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make, individually or in the aggregate, does not and is not reasonably likely to have a Parent Material Adverse Effect.

Section 4.7.SEC Documents.

(a)Parent has timely filed with the SEC all documents (including exhibits and any amendments thereto) required to be so filed by it since January 1, 2016 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to the Company each registration statement, report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Parent Reports”).  As of its respective date, each Parent Report (i) complied in all material respects in accordance with the applicable requirements of each of the Exchange Act, the Sarbanes-Oxley Act and other Applicable Law, as the case may be, and, in each case, the applicable rules and regulations of the SEC thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been corrected by subsequent filings with the SEC prior to the date hereof.

(b)Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the consolidated financial position of Parent and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in shareholders’ equity included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the results of operations, cash flows or changes in shareholders’ equity, as the case may be, of Parent and its Subsidiaries for the periods set forth therein; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will comply, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will be, prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC.  Ernst & Young LLP is an independent registered public accounting firm with respect to Parent and has not resigned or been dismissed as independent registered public accountants of Parent.

Section 4.8.Litigation.  Except as described in the Parent Reports filed on or prior to the date of this Agreement, there are no actions, suits or proceedings pending against Parent or any of its Subsidiaries or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal or state or any non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, that are reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.9.Absence of Certain Changes.

(a)Since December 31, 2015, there has not been or continued to exist any event, change, occurrence, effect, fact, circumstance or condition that, individually or in the aggregate, has had or is reasonably likely to have a Parent Material Adverse Effect.

(b)From December 31, 2015 to the date of this Agreement, (i) Parent and its Subsidiaries have conducted their respective business only in the ordinary course and, if any past practice existed, consistent with past practice in all material respects and (ii) there has not been (A) any material change by Parent or any of its Subsidiaries, when taken as a whole, in any of its accounting methods, principles or practices or any of its tax methods, practices or elections, (B) any declaration, setting aside or payment of any dividend or distribution in respect of any share capital of Parent or any redemption, purchase or other acquisition of any of its securities, other than in connection with the exercise or vesting of awards under the Parent Benefit Plans, (C) any split, combination or reclassification of any of Parent’s capital shares or any issuance thereof or any issuance of any other securities by Parent in respect of, in lieu of or in substitution for Parent’s capital shares, except for issuances of Shares upon the exercise or conversion, as the case may be, of Parent Options, (D) any sale, lease, exchange, transfer or other disposition of any material asset of Parent or any of its Subsidiaries other than in the ordinary course of business consistent with past practices, or (E) any agreement or commitment (contingent or otherwise) by Parent or any of its Subsidiaries to do any of the foregoing.

Section 4.10.Taxes.

(a)Parent, its Subsidiaries and each affiliated, consolidated, combined, unitary or similar group of which any such Person is or was a member and of which Parent or a Subsidiary of Parent is or was the common parent has (i) duly filed (or caused to be filed) on a timely basis (including all applicable extensions) with appropriate taxing authorities all true and complete Returns required to be filed by or with respect to it on or prior to the date hereof, except to the extent that any failure to file does not and is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) duly paid, or deposited in full on a timely basis (including all applicable extensions) or made adequate provision in accordance with GAAP for the payment of, all taxes required to be paid by it, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes does not and is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, and (iii) complied with the terms and requirements of all rulings and clearances issued by any taxing authority in a jurisdiction in which Parent or any of its Subsidiaries is organized, operates, is resident for tax purposes or has an office or other connection to, or on behalf of, Parent or its Subsidiaries with respect to Taxes, except to the extent that any failure to comply does not and is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)(i) No audits or other administrative proceedings or court proceedings are presently pending with regard to any taxes or Returns of Parent or any of its Subsidiaries as to which any taxing authority has asserted in writing any claim which is reasonably likely to have a Parent Material Adverse Effect; and (ii) no taxing authority is now asserting in writing any deficiency or claim for taxes or any adjustment to taxes with respect to which Parent or any of its

Subsidiaries may be liable with respect to income and other material taxes which have not been fully paid or finally settled, which is reasonably likely to have a Parent Material Adverse Effect.

(c)There are no liens for taxes in amounts reasonably likely to have a Parent Material Adverse Effect (other than statutory liens for taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings) upon any of the assets of Parent or any of its Subsidiaries.

(d)Neither Parent nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(e)Neither Parent nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1) that is reasonably likely to have a Parent Material Adverse Effect.

(f)No claim has been made by a taxing authority in a jurisdiction where Parent or any of its Subsidiaries does not file Returns that Parent or any of its Subsidiaries is or may be subject to taxation in that jurisdiction that is reasonably likely to have a Parent Material Adverse Effect.

Section 4.11.Employee Benefit Plans.  All contributions required to be made under each Parent Benefit Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Parent Benefit Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Parent Reports prior to the date of this Agreement.  The term “Parent Benefit Plans” means all material employee benefit plans and other material benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not U.S.-based plans, and all other employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Parent or any of its Subsidiaries, to which Parent or any of its Subsidiaries  is a party or is required to provide benefits under Applicable Laws or in which any Person who is currently, has been or, prior to the Effective Time, is expected to become an employee of Parent is a participant.

Section 4.12.Environmental Matters.

(a)Parent and each Subsidiary of Parent are in material compliance with all Environmental Laws, except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law.

(c)Except for any such matters as do not and are not reasonably likely to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or Governmental Entity or tribunal under any Environmental Law or relating to the cleanup of any Hazardous Materials.

(d)The representations and warranties set forth in this Section 4.12 are Parent’s sole representations and warranties with respect to environmental matters, Environmental Laws or Hazardous Materials.

Section 4.13.Ownership of Company Common Units.  As of the date of this Agreement, Parent and its Subsidiaries, taken together, are the beneficial owners of 21,254,310 Company Common Units, which represent all Company Common Units held of record or beneficially by Parent or any of its Subsidiaries as of such date.

Section 4.14.Decrees, Etc.  Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect (i) no order, writ, fine, injunction, decree, judgment, award or determination of any Governmental Entity or any arbitral or other dispute resolution body has been issued or entered against Parent or any Subsidiary of Parent or any of Parent’s officers or directors (in their capacities as such) that continues to be in effect that affects the ownership or operation of any of their respective assets or the conduct of their respective businesses, and (ii) since January 1, 2016, no criminal order, writ, fine, injunction, decree, judgment or determination of any Governmental Entity has been issued against Parent or any Subsidiary of Parent.

Section 4.15.No Vote Required.  No vote of the holders of any class or series of Parent capital stock is necessary in connection with the transactions contemplated by this Agreement, including the granting by Parent of the Option Right and the issuance by Parent of Parent Shares as described in this Agreement.

Section 4.16.No Brokers.  Parent has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of the Company or Parent to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except arrangements which have been disclosed in writing to the Company prior to the date hereof.

Section 4.17.Ownership of Drilling Units.  As of the date hereof, Parent or a Subsidiary of Parent has good and marketable title to the drilling units listed in Parent’s most recent fleet status report posted on Parent’s website, in each case free and clear of all Liens except for (i) defects or irregularities of title or encumbrances of a nature that do not materially impair the ownership or operation of these assets and which have not had and are not reasonably likely to, individually or in the aggregate, have a Parent Material Adverse Effect, (ii) Liens that secure obligations not yet due and payable or, if such obligations are due and have not been paid,

Liens securing such obligations that are being diligently contested in good faith and by appropriate proceedings (any such contests involving an amount in excess of $25 million being described in Section 4.17 of Parent Disclosure Letter), (iii) Liens for taxes, assessments or other governmental charges or levies not yet due or which are being contested in good faith, (iv) Liens in connection with workmen’s compensation, unemployment insurance or other social security, old age pension or public liability obligations not yet due and payable or which are being contested in good faith, (v) operators’, vendors’, suppliers of necessaries to Parent’s drilling units, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, construction or shipyard liens (during repair or upgrade periods) or other like Liens arising by operation of law in the ordinary course of business or statutory landlord’s liens, each of which is in respect of obligations that have not been outstanding more than 90 days (so long as no action has been taken to file or enforce such Liens within said 90-day period) or which are being contested in good faith, (vi) Liens that do not materially impair the ability to use an asset or materially detract from its value, (vii) Liens securing any secured debt arrangement that is disclosed in a filing with the SEC and (viii) other Liens disclosed in the Parent Disclosure Letter (the Liens described in clauses (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii), collectively, “Parent Permitted Liens”).

Section 4.18.Undisclosed Liabilities.  Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not fixed, accrued, contingent or otherwise, except liabilities and obligations that (i) are disclosed in the Parent Reports filed prior to the date of this Agreement, (ii) are referred to in Section 4.18 of the Parent Disclosure Letter, (iii) were incurred since March 31, 2016 in the ordinary course of business consistent with past practice, or (iv) do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.19.Certain Contracts.  Parent and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Parent Material Contract to which it is a party, except where such failure to perform does not and is not reasonably likely to create, individually or in the aggregate, a Parent Material Adverse Effect.  Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of Parent, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Parent Material Contract.  Except as would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, the consummation of the transactions contemplated by this Agreement will not breach or violate any Parent Material Contract or permit any other party to a Parent Material Contract to exercise rights adverse to Parent.  Each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC other than contracts (i) described in Items 601(b)(10)(iii)(A) and (B) of Regulation S-K or (ii) between the Company or any of its Subsidiaries, on the one hand, and Parent or any of its Subsidiaries, on the other hand) to which Parent or any Subsidiary of Parent is a party or by which any of them or their assets is bound as of the date of the Agreement, whether or not included as an exhibit to any Parent Report, is referred to herein as a “Parent Material Contract,” and for purposes of Section 5.1 and the bringdown of Section 4.19 pursuant to Section 6.2, “Parent Material Contract” shall include any such “material contract” that is entered into after the date of this Agreement.

Section 4.20.Disclosure Controls and Procedures.  Parent has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports.  Parent has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Parent Board and in Section 4.20 of the Parent Disclosure Letter (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

Section 4.21.Affiliate Transactions.  There are no material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than as set forth in the Parent Reports, the Parent Benefit Plans or as otherwise set forth in Section 4.21 of the Parent Disclosure Letter), whether or not entered into in the ordinary course of business, to or by which Parent or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than Parent and its Subsidiaries), on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2015 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to Parent and its Subsidiaries taken as a whole, in the case of (a) or (b) that would require disclosure by Parent pursuant to Item 404 of Regulation S-K.

Section 4.22.Disclaimer and Non-Reliance.

(a)Except for the representations and warranties contained in this Article 4 of this Agreement, each of Parent, Holdings and Merger Sub acknowledges and agrees that (i) neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company with respect to any other information provided to Parent, Holdings or Merger Sub and (ii) none of Parent, Holdings and Merger Sub is relying on or has relied upon any other representation or warranty or other information with respect to the Company in connection with the subject matter of this Agreement.  Without limiting the generality of the foregoing, except for the representations and warranties contained in Article 3, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Holdings, Merger Sub or any other Person resulting from the distribution to Parent, Holdings or Merger Sub, or use by Parent, Holdings or Merger Sub of, any such information, including any information, documents, projections, forecasts or other material made available to Parent, Holdings or Merger Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

(b)In connection with investigation by Parent of the Company and its Subsidiaries, Parent acknowledges and agrees that it has received or may receive from the Company and/or the Company’s Subsidiaries certain projections, forward-looking statements and other forecasts and certain business plan information.  Parent acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent is familiar with such uncertainties, that Parent is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).  Accordingly, without limiting the generality of any other provision of this Agreement, Parent acknowledges and agrees that the Company makes no representation or warranty with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).

Section 4.23.Status of Merger Sub.  Merger Sub was formed solely for the purpose of participating in the Merger and has conducted no activities nor held any assets to date other than in connection with the Merger.

ARTICLE 5
COVENANTS

Section 5.1.Conduct of Business.

(a)From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, except as set forth in the Company Disclosure Letter, as contemplated by any provision of this Agreement or as required by Applicable Laws, unless (x) Parent has consented in writing thereto (such consent not to be unreasonably withheld, conditioned or delayed) or (y) Parent, Holdings, their Affiliates or their Representatives have caused the Company or any of its Subsidiaries to take the action that violates the following conduct of business restrictions or, if Parent, Holdings, their Affiliates or their Representatives that provide services to the Company or any of its Subsidiaries are responsible for causing the Company or any of its Subsidiaries to take an action, fail to take an action that violates the following conduct of business restrictions, the Company:

(i)shall, and shall cause each of its Subsidiaries to, conduct its operations according to their ordinary course;

(ii)shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact their business organizations and goodwill, keep available the services of their respective officers and employees and maintain satisfactory relationships with those Persons having business relationships with them;

(iii)shall not amend its Certificate of Formation or the Company LLC Agreement or the comparable organizational documents of its Subsidiaries;

(iv)shall (A) promptly notify Parent of any material change in its condition (financial or otherwise) or business or any termination, cancellation,

repudiation or material breach of any Company Material Contract (or communications received from third parties indicating that the same may be contemplated), or any material litigation or proceedings (including arbitration and other dispute resolution proceedings) or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), to the extent known to the Company, and (B) shall give prompt notice to Parent of any change, occurrence, effect, condition, fact, event, or circumstance known to the Company that is reasonably likely, individually or taken together with all other changes, occurrences, effects, conditions, facts, events and circumstances known to the Company, to result in a Material Adverse Effect on the Company; provided,  however, that no unintentional failure by the Company to provide a required notice under this Section 5.1(a)(iv) with respect to any matter that would not result in a failure of the condition set forth in Section 6.3(ii) or Section 6.3(iii) shall result in a failure of the condition set forth in Section 6.3(i); provided, further, that the Company shall not be required to provide any such notice to Parent to the extent that the Company became aware of such information from an executive officer of Parent; provided further, that, notwithstanding Section 8.2, if the Company is required to provide any such notice to Parent such notice shall be delivered to the individual in charge of the business unit for Parent to which the contents of such notice relate and such notice may be provided by e-mail or telephone;

(v)shall promptly deliver to Parent true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement, other than those reports, statements or schedules prepared by Parent, Holdings, their Affiliates or any of their Representatives and those reports, statements or schedules filed and publicly available via the SEC’s EDGAR system;

(vi)shall not and shall cause each of its Subsidiaries not to, (A) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date hereof and disclosed in Section 5.1(vi)(A) of the Company Disclosure Letter or pursuant to the exercise or vesting of awards granted prior to the date hereof and expressly permitted under this Agreement or in connection with transactions permitted by Section 5.1(a)(viii), issue, grant, sell, transfer, pledge, dispose of or encumber any of its Membership Interests, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any of its Membership Interests or any other such securities or agreements of the Company or any of its Subsidiaries, or adjust, split, combine or reclassify any Membership Interests or other equity interests or otherwise change its capitalization as it existed on the date hereof (other than intercompany transactions relating to securities of wholly owned Subsidiaries effected by a party and/or one or more of its wholly owned Subsidiaries); (B) amend or otherwise modify any option, warrant, conversion right or other right to acquire any of its Membership Interests existing or outstanding on the date hereof; (C) with respect to any of its former, present or future employees, increase any compensation or benefits, or enter into, amend or extend (or permit the extension of) any employment or consulting agreement, except in each case in the ordinary course of business and, to the extent that a past practice exists, consistent with past practice; (D) with respect to any of its former, present or future officers or directors, increase any compensation or benefits or enter into, amend or extend (or permit the extension of) any employment or consulting agreement; (E) adopt any new employee benefit plan (or any award grant thereunder) or agreement (including any stock option, stock benefit or stock purchase plan) or amend (except as required by Applicable Laws) any existing employee benefit plan or agreement in any material respect, except for changes which are less favorable to participants in such plans or the holder of any such agreement or which are deemed necessary to comply with Section 409A of the Code; or (F) except as approved by good faith action of the Company Board after the Company has provided Parent with advance written notice of the proposed action and consulted in advance with Parent regarding such action, terminate any executive officer without cause or permit circumstances to exist that would give any executive officer a right to terminate employment if the termination would entitle such executive officer to receive enhanced separation payments upon consummation of the Merger;

(vii)shall not and shall cause each of its Subsidiaries not to, (A) declare, set aside or pay any dividend or make any other distribution or payment with respect to any of its capital stock, whether payable in cash, stock or any other property or right (other than (x) a dividend, distribution or payment from a direct or indirect wholly owned Subsidiary to that party and/or one or more of its direct or indirect wholly owned Subsidiaries, (y) pro rata dividends or distributions by any Subsidiary of the Company jointly owned, directly or indirectly, by the Company and Holdings, and (z) regular quarterly distributions on the Company Common Units and Subordinated Units (which, if declared and paid, must be declared and paid for distributions on the Common Units and the Subordinated Units in accordance with the Company LLC Agreement) not to exceed $0.3625/unit with declaration, record and payment dates reasonably consistent with past practice, subject to Section 5.18), or (B) redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries (other than wholly owned Subsidiaries), or any other securities or agreements of the type described in (vi)(A);

(viii)shall not, and shall cause each of its Subsidiaries not to, sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries) which are individually or in the aggregate material to it and its Subsidiaries as a whole except for (A) sales of surplus equipment, (B) sales of other assets in the ordinary course of business, or (C) sales, leases or other transfers between (x) such party and its wholly owned Subsidiaries or between those Subsidiaries or (y) such party and Parent or its Affiliates;

(ix)shall not, and shall cause each of its Subsidiaries not to, except pursuant to contractual commitments in effect on the date hereof and disclosed in Section 5.1(a)(ix) of the Company Disclosure Letter, acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, in each case (A) for an aggregate consideration for all such acquisitions in excess of $2 million (excluding acquisitions approved in writing by each party and intercompany acquisitions effected by the Company and/or one of the Company’s wholly owned Subsidiaries) or (B) where a filing under the HSR Act or any Non-U.S. Antitrust Laws is required;

(x)shall not, except as may be required as a result of a change in GAAP, change any of the material accounting principles or practices used by it;

(xi)shall not, and shall cause each of its Subsidiaries not to, (A) make or rescind any material election relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where it has the capacity to make such binding election, (B) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, (C) change in any material respect any of its methods of reporting any item for tax purposes from those employed in the preparation of its Returns for the most recent taxable year for which a Return has been filed, except as may be required by Applicable Laws, (D) change any annual accounting period, (E) surrender any right to claim a tax refund, (F) file any amended Return, (G) extend the statute of limitations with respect to any tax period or (H) fail to comply in any material respect with the terms or requirements (as explained or interpreted by any written or oral guidance provided by Parent, Holdings, their Affiliates or any of their Representatives with respect thereto) of any material ruling or clearance issued by any taxing authority in a jurisdiction in which the Company or any of its Subsidiaries is organized, operates, is resident for tax purposes or has an office or other connection to, or on behalf of, the Company or its Subsidiaries with respect to Taxes.

(xii)shall not, and shall cause each of its Subsidiaries not to, (A) incur any indebtedness for borrowed money (excluding (x) intercompany indebtedness effected by the Company and/or one of the Company’s Subsidiaries and (y) borrowings under the Company’s existing revolving credit facility described in the Company Reports as filed prior to the date of this Agreement) in excess of $10 million, or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of it or any of its Subsidiaries or guarantee any debt securities of others, (B) except in the ordinary course of business or with or between its Subsidiaries, enter into any material lease (whether such lease is an operating or capital lease) or create any material Liens on its property in connection with any indebtedness thereof (other than Company Permitted Liens) or (C) make or commit to make aggregate capital expenditures in excess of $2 million per quarter for each quarter from the date of this Agreement to the Effective Time, excluding capital expenditures to repair or replace equipment necessary to continue operation on any drilling unit in a manner consistent with the operation of such drilling unit as of the date of this Agreement;

(xiii)shall not, and shall cause each of its Subsidiaries not to, purchase or otherwise acquire any Company Common Units except transactions in the ordinary course by or pursuant to Company Benefit Plans;

(xiv)(A) shall not, and shall cause each of its Subsidiaries not to, take any action that would, or would reasonably be expected to, prevent, materially delay or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; and (B) subject to Section 5.4, shall not, and shall cause each of its Subsidiaries not to, take any action that is reasonably likely to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body required to consummate the transactions contemplated by this Agreement;

(xv)shall not, and shall cause each of its Subsidiaries not to, mortgage, pledge, hypothecate, grant any security interest in any of its assets, or otherwise subject any of its assets to any other Lien other than a Company Permitted Lien; and

(xvi)shall (A) not agree or commit, in writing or otherwise, to take any of the foregoing actions in this Section 5.1(a) and (B) cause each of its Subsidiaries not to agree or commit, in writing or otherwise, to take any of the foregoing actions in this Section 5.1(a) that refer to Subsidiaries.

(b)Prior to the Effective Time, except as set forth in the Parent Disclosure Letter or as expressly contemplated by any other provision of this Agreement or as required by Applicable Laws, unless the Company has consented in writing thereto (such consent not to be unreasonably withheld, conditioned or delayed), Parent:

(i)shall not amend its Organizational Regulations, and Parent Board shall not initiate any amendment of its Articles of Association, except in each case for those amendments as would not disproportionately adversely affect a holder of Company Common Units relative to a holder of Parent Shares or delay or impede the Merger or the other transactions contemplated by this Agreement or as are necessary for the Parent to issue the Parent Shares to be delivered by Holdings to the holders of Company Common Units as Merger Consideration pursuant to this Agreement;

(ii)shall not permit or allow Holdings to amend its Memorandum and Articles of Association or Merger Sub to amend its Certificate of Formation or Limited Liability Company Agreement;

(iii)shall (A) promptly notify the Company of any material change in its condition (financial or otherwise) or business or any termination, cancellation, repudiation or material breach of any Parent Material Contract (or communications received from third parties indicating that the same may be contemplated), or any material litigation or proceedings (including arbitration and other dispute resolution proceedings) or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), and (B) give prompt notice to the Company of any change, occurrence, effect, condition, fact, event, or circumstance known to Parent that is reasonably likely, individually or taken together with all other changes, occurrences, effects, conditions, facts, events and circumstances known to Parent, to result in a Material Adverse Effect on such party; provided,  however, that no unintentional failure by Parent to provide a required notice under this Section 5.1(b)(iii) with respect to any matter that would not result in a failure of the condition set forth in Section 6.2(a)(ii) or Section 6.2(a)(iii) shall result in a failure of the condition set forth in Section 6.2(a)(i);

(iv)shall promptly deliver to the Company true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement, other than those filed and publicly available via the SEC’s EDGAR system;

(v)shall not declare, set aside or pay any dividend or make any other distribution or payment with respect to any Parent Shares (other than dividends of equity interests or property for which an adjustment to the Exchange Ratio has been effected pursuant to Section 2.1(b)(vi));

(vi)shall not, except as may be required as a result of a change in GAAP, change any of the material accounting principles or practices used by it;

(vii)(A) shall not, and shall cause each of its Subsidiaries not to, take any action that would, or would reasonably be expected to, prevent, materially delay or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; and (B) subject to Section 5.4, shall not, and shall cause each of its Subsidiaries not to, take any action that is reasonably likely to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body required to consummate the transactions contemplated by this Agreement;

(viii)shall not waive, release, assign, settle or compromise any claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, which waiver, release, assignment, settlement or compromise would reasonably be expected to result in a Parent Material Adverse Effect; and

(ix)shall (A) not agree or commit, in writing or otherwise, to take any of the foregoing actions in this Section 5.1(b) and (B) cause each of its Subsidiaries not to agree or commit, in writing or otherwise, to take any of the foregoing actions in this Section 5.1(b) that refer to Subsidiaries.

Section 5.2.No Solicitation by the Company.

(a)Subject to Section 5.2(b), the Company agrees that from and after the date of this Agreement, it shall (i) immediately cease and terminate, and cause to be ceased and terminated, all of its, its Subsidiaries’ and their respective Representatives’ discussions and negotiations with any other Person (other than Parent or its Affiliates) regarding any Company Alternative Proposal, and (ii) promptly request that each Person that has entered into a confidentiality agreement in connection with its consideration of a possible Company Alternative Proposal within the last six months return to the Company or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company and its Subsidiaries. From and after the date of this Agreement, subject to Section 5.2(b) and Section 7.3(b), the Company shall not, directly or indirectly, nor shall the Company authorize or permit any Subsidiary of the Company or any of its or their respective directors, officers, members, employees, representatives, agents, attorneys, consultants, contractors, accountants, financial advisors and other advisors (a “Representative”) to, (w) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its unitholders) which constitutes or would be reasonably expected to lead to a Company Alternative Proposal, (x) except for confidentiality agreements entered into pursuant to the proviso to the first sentence of Section 5.2(b) or a definitive agreement entered into or to be entered into concurrently with a termination of this Agreement by the Company pursuant to Section 7.3(b), approve or enter into a letter of intent, memorandum of understanding or other contract with any Person, other than Parent, Holdings and Merger Sub, for, constituting or otherwise relating to a Company Alternative Proposal, or (y) provide or cause to be provided any information or data relating to the Company or any Subsidiary of the Company relating to, or in response to, any Company Alternative Proposal by any Person.  Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any officer, director (other than a director of the Company who is also an officer or director of Parent) or financial advisor of the Company takes any action (other than any action caused by or at the direction of Parent, Holdings, their Affiliates or their Representatives) that if taken by the Company would be a breach of this Section 5.2, the taking of such action by such officer, director or financial advisor shall be deemed to constitute a breach of this Section 5.2 by the Company.

(b)Notwithstanding the provisions of Section 5.2(a), the Company and its Representatives shall be entitled, prior to obtaining the Company Unitholder Approval, to furnish information regarding the Company and any Subsidiary of the Company to, or engage in discussions or negotiations with, any Person in response to an unsolicited, bona fide, written third-party proposal with respect to a Company Alternative Proposal that is submitted to the Company by such Person (for so long as such Company Alternative Proposal has not been withdrawn in writing) if (i) none of the Company, the Representatives of the Company, the Company’s Subsidiaries or the Representatives of the Company’s Subsidiaries shall have breached the provisions set forth in this Section 5.2 in any material respect with respect to such Person, and (ii) the Company Board or the Conflicts Committee shall have determined, in its good faith judgment, after consultation with the Company’s outside legal counsel and financial advisors, that (A) the proposal constitutes or is reasonably likely to lead to a Company Superior Proposal and (B) the failure to take such action would be inconsistent with the directors’ duties under the Company LLC Agreement or Applicable Law of the Marshall Islands; provided that the Company may not enter into negotiations or discussions or supply any information in connection with a Company Alternative Proposal without entering into a confidentiality agreement on terms substantially similar in all matters as the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a standstill provision and that the Company may amend or waive the standstill provision in any confidentiality agreement entered into on or prior to the date hereof to the extent necessary (and only to such extent) to enable such counterparty to communicate confidentially a Company Alternative Proposal to the Company Board or the Conflicts Committee), which confidentiality agreement may allow such third party to make Company Alternative Proposals to the Company in connection with the negotiations and discussions permitted by this Section 5.2(b). Parent shall be entitled to receive notification promptly (and in any event within 48 hours) after the Company’s entering into such discussions or negotiations or furnishing information to the Person making such Company Alternative Proposal or its Representatives. The Company shall promptly provide or make available to Parent any non-public information concerning the Company and any Subsidiary of the Company that is provided to the Person making such Company Alternative Proposal or its Representatives which was not previously provided or made available to Parent. The Company agrees that it shall notify Parent promptly (and in any event within 48 hours of receipt) if any inquiry, contact or proposal related to a Company Alternative Proposal is received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, the Company, its Subsidiaries, any of its Representatives, or any Representatives of the Company’s Subsidiaries, and thereafter shall keep Parent informed in writing, on a reasonably prompt basis, of all material developments regarding the status of any such inquiry, contact or proposal and the status of any such negotiations or discussions. Nothing contained in this Agreement shall prevent the Company Board or the Conflicts Committee from (i) taking and disclosing to unitholders a position contemplated by Rule 14d-9 and Rule 14e-2 under the Exchange Act (or any similar communication to unitholders in connection with the making or amendment of a tender offer or exchange offer), or issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided,  however, that any disclosure by the Company that relates to a Company Alternative Proposal shall be deemed to be a Company Change in Recommendation unless the Company Board or the Conflicts Committee, as applicable, reaffirms the Company Board Recommendation in such disclosure; or (ii) contacting and engaging in discussions otherwise in accordance with this Section 5.2 with any Person or group and their respective Representatives who has made a Company Alternative Proposal that has not been withdrawn in writing and that was not solicited in breach of this Section 5.2 solely for the purpose of, and to the extent necessary for, clarifying the terms of such Company Alternative Proposal.

(c)Neither the Company Board nor any committee (including, for the avoidance of doubt, the Conflicts Committee) thereof shall (i) (A) withdraw (or qualify or modify in a manner adverse to Parent), or publicly propose to withdraw (or qualify or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement, the Merger or any other transaction contemplated by this Agreement, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Alternative Proposal, (C) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus or (D) resolve, publicly propose or agree to do any of the foregoing (any action described in this clause (i) being referred to as a “Company Change in Recommendation”) or (ii) (A) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Company Alternative Proposal or that would require the Company to abandon, terminate or fail to consummate the Merger (other than a confidentiality agreement referred to in Section 5.2(b)) (a “Company

Acquisition Agreement”) or (B) resolve, agree or publicly propose to do any of the foregoing. Notwithstanding anything in this Agreement to the contrary, if, prior to obtaining the Company Unitholder Approval, the Company Board (upon the recommendation of the Conflicts Committee), in the case of clause (1) of this sentence, or the Conflicts Committee or the Company Board, in the case of clause (2) of this sentence, shall have determined, in its good faith judgment (after consultation with the Company’s outside counsel and financial advisors) that the failure to do so would reasonably likely be inconsistent with its duties under the Company LLC Agreement or Applicable Law of the Marshall Islands, it may (1) terminate this Agreement pursuant to and in accordance with Section 7.3(b) and cause the Company to enter into a Company Acquisition Agreement with respect to a Company Superior Proposal or (2) make a Company Change in Recommendation in connection with a Company Superior Proposal, but in the case of clause (1) and (2) of this sentence, only if (w) such Company Superior Proposal has not resulted from a breach of its obligations pursuant to this Section 5.2; (x) the Company provides written notice to Parent (a “Company Notice of Change in Recommendation”) advising Parent that the Conflicts Committee or the Company Board, as applicable, intends to take such action and specifying the reasons therefor, including the terms and conditions of such Company Superior Proposal, the identity of the Person making the Company Superior Proposal and copies of all relevant documents relating to such Company Superior Proposal that the Company has received from the Person or its representatives that made such proposal and that are the basis of the proposed action by the Conflicts Committee or the Company Board, as applicable, including a copy of the proposed Company Acquisition Agreement (if any) (it being understood and agreed that any amendment to the financial terms or other material terms of such Company Superior Proposal shall require a new Company Notice of Change in Recommendation and compliance with the requirements of this Section 5.2(c)); (y) during a period of four Business Days following Parent’s receipt of a Company Notice of Change in Recommendation (or, in the event of a new Company Notice of Change in Recommendation as a result of any such amendment, an extension of two additional Business Days), if requested by Parent, the Company and its Representatives shall have negotiated with Parent and its Representatives in good faith to make such revisions or adjustments proposed by Parent to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation of this Agreement and the Merger and not to make such Company Change in Recommendation; and (z) if applicable, at the end of such applicable four- or two-Business Day period, the Company Board or the Conflicts Committee, as applicable, after considering in good faith any such revisions or adjustments to the terms and conditions of this Agreement that Parent, prior to the expiration of such applicable period, shall have offered in writing in a manner that would form a binding contract if accepted by the Company, continues to determine, in its good faith judgment (after consultation with the Company’s outside counsel and financial advisors) that the Company Alternative Proposal constitutes a Company Superior Proposal and that failure to make such Company Change in Recommendation would be inconsistent with its duties under the Company LLC Agreement or Applicable Law of the Marshall Islands.

(d)Other than in connection with a Company Alternative Proposal, the Company may, by action of the Company Board or the Conflicts Committee, at any time prior to, but not after, obtaining the Company Unitholder Approval, make a Company Change in Recommendation in response to a Company Intervening Event (a “Company Intervening Event

Change in Recommendation”) if the failure to take such action would be inconsistent with the duties of the members of the Conflicts Committee or the Company Board, as applicable, under the Company LLC Agreement or Applicable Law of the Marshall Islands, provided, that: (i) Parent shall have received written notice from the Company (a “Company Notice of Intervening Event Change in Recommendation”) of the Company’s intention to make a Company Intervening Event Change in Recommendation at least four Business Days prior to the taking of such action by the Company, which notice shall specify the applicable Company Intervening Event in reasonable detail (provided, that any material change to the facts and circumstances that are the basis for such Company Intervening Event Change in Recommendation shall require a new Company Notice of Intervening Event Change in Recommendation and an extension of two additional Business Days), (ii) during such period and prior to making a Company Intervening Event Change in Recommendation, if requested by Parent, the Company and its Representatives shall have negotiated in good faith with Parent and its Representatives regarding any revisions or adjustments proposed by Parent to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation of this Agreement and the Merger and not make such Company Intervening Event Change in Recommendation and (iii) the Company may make a Company Intervening Event Change in Recommendation only if the Company Board or the Conflicts Committee, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that Parent shall have, prior to the expiration of the four-Business Day period, offered in writing in a manner that would form a binding contract if accepted by the Company, continues to determine in good faith that failure to make a Company Intervening Event Change in Recommendation would be inconsistent with its duties under the Company LLC Agreement or Applicable Law of the Marshall Islands.

(e)As used in this Agreement:

(i)“Company Alternative Proposal” shall mean any bona fide proposal or offer from any Person or group of Persons other than Parent or any of its Subsidiaries or any group of which Parent or any of its Subsidiaries is a member (A) for a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or any similar transaction or series of transactions involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 25% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole), (B) for the issuance by the Company of 25% or more of its equity securities of any class or (C) to acquire in any manner, directly or indirectly, 25% or more of the equity securities of any class or consolidated total assets of the Company or 25% or more of the aggregate equity securities of any class of the Company’s Subsidiaries, in each case other than the Merger.

(ii)“Company Intervening Event” shall mean any fact, circumstance, occurrence, event, development, change or condition or combination thereof that (A) was not known to the Company Board or the Conflicts Committee as of the date of this Agreement (or if known, the consequences or magnitude of which were not known or reasonably foreseeable) and (B) does not relate to any Company Alternative Proposal; provided, however, that (1) any change in the price or trading volume of the Common Units or Parent Shares shall not be taken into account for purposes of determining whether a Company Intervening Event has occurred (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Company Intervening Event has occurred); and (2) the Company or Parent meeting, failing to meet or exceeding projections shall not be taken into account for purposes of determining whether a Company Intervening Event has occurred (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Company Intervening Event has occurred).

(iii)“Company Superior Proposal” shall mean any Company Alternative Proposal (A) which provides that 75% of the Company’s outstanding Membership Interests shall be converted into, exchanged for or otherwise canceled in exchange for the right to receive consideration that does not constitute 75% or more of the outstanding equity securities of the acquiring or surviving entity or its ultimate parent or (B) providing for the sale of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, in each case on terms which the Company Board or the Conflicts Committee determines in its good faith judgment, after consultation with the Company’s outside counsel and financial advisors, are more favorable to the holders of Membership Interests (in their capacity as such) than the Merger (or any bona fide written offer or proposal made by Parent in response to such Company Alternative Proposal or otherwise), taking into account all the terms and conditions of such Company Alternative Proposal and this Agreement (including the likelihood of satisfaction of any member approval requirements, the expected timing of consummation thereof, and all other legal, financial and regulatory aspects of such Company Alternative Proposal and this Agreement).

Section 5.3.Company Unitholder Meeting.

(a)Notwithstanding any other provision of this Agreement, unless this Agreement is terminated in accordance with the terms hereof, the Company shall submit the approval of this Agreement to its Members, whether or not the Company Board or the Conflicts Committee withdraws, modifies or changes its recommendation and declaration regarding the foregoing matter (whether or not permitted by the terms of this Agreement).

(b)The Company shall, (i) in accordance with the Company LLC Agreement and Applicable Law, take all actions to establish a record date (which will be as soon as practicable after the date hereof) for, duly call, give notice of, convene, and hold the Company Unitholder Meeting, for the purpose of securing the Company Unitholder Vote, (ii) through the Company Board or the Conflicts Committee, recommend approval of this Agreement, and use its reasonable best efforts to solicit from its Members holding Outstanding Company Common Units proxies in favor of such matter (the “Company Board Recommendation”) and (iii) use its reasonable best efforts to take all such other action necessary or advisable to secure the Company Unitholder Approval; provided,  however, that the Company Board or the Conflicts Committee may, at any time prior to the time the condition set forth in Section 6.1(a) is satisfied, make a Company Change in Recommendation or a Company Intervening Event Change in Recommendation, in each case in accordance with Section 5.2.

(c)The Company shall use its reasonable best efforts to hold the Company Unitholder Meeting as soon as reasonably practicable after the date of this Agreement.

Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Unitholder Meeting (i) to the extent reasonably necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus that the Company Board or the Conflicts Committee has determined after consultation with outside legal counsel is necessary under Applicable Law is provided to the Company’s Members holding Outstanding Common Units within the minimum amount of time reasonably practicable prior to the Company Unitholder Meeting, (ii) to solicit additional proxies reasonably required for the purpose of obtaining the Company Unitholder Approval, or (iii) to the extent required for the Company to comply with any decree, order or injunction of a court of competent jurisdiction, U.S. or non-U.S.; provided,  however, that in case of clauses (i) or (ii), the Company shall not be permitted to postpone or adjourn the Company Unitholder Meeting to a date after the date that is five Business Days prior to the date specified  in Section 7.2(a).

Section 5.4.Filings; Reasonable Best Efforts, Etc.

(a)Subject to the terms and conditions herein provided, Parent and the Company shall:

(i)use their reasonable best efforts to cooperate with one another in (a) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, Governmental Entities of the United States, the several states, and non-U.S. jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby; and (b) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations without causing a Parent Material Adverse Effect or a Company Material Adverse Effect;

(ii)promptly notify each other of any communication concerning this Agreement or the transactions contemplated hereby to that party from any Governmental Entity and permit the other party to review in advance any proposed communication concerning this Agreement or the transactions contemplated hereby to any Governmental Entity;

(iii)not agree to participate in any meeting or material discussion with any Governmental Entity in respect of any filings, investigation or other inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting or discussion;

(iv)furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective representatives on the one hand, and any Governmental Entity or members or any such authority’s staff on the other hand, with respect to this Agreement and the transactions contemplated hereby; and

(v)furnish the other party with such necessary information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entity.

(b)Without limiting Section 5.4(a), Parent and the Company shall:

(i)each use reasonable best efforts to avoid the entry of, or to have vacated, terminated or modified, any decree, order or judgment that would restrain, prevent or delay the Closing; and

(ii)each use reasonable best efforts to take any and all steps necessary to obtain any consents or eliminate any impediments to the Merger.

Section 5.5.Inspection.  From the date hereof to the Effective Time, each of Parent and the Company shall allow all designated officers, attorneys, accountants and other representatives of Parent or the Company, as the case may be, access, at all reasonable times, upon reasonable notice, to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business, affairs and legal compliance of Parent and the Company and their respective Subsidiaries, including inspection of such properties, and will instruct each of their respective employees, counsel and financial advisors to cooperate with the Company or Parent, as the case may be, in its investigation of the business of Parent or the Company, respectively; provided that no investigation pursuant to this Section 5.5 shall affect any representation or warranty given by any party hereunder, and provided further that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement.  Notwithstanding the foregoing, no party shall be required to provide any information which it reasonably believes it may not provide to the other party by reason of Applicable Law, which constitutes information protected by attorney/client or other applicable privilege, or which it is required to keep confidential by reason of contract or agreement with third parties.  The parties hereto shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.  Each of Parent and the Company agrees that it shall not, and shall cause its respective representatives not to, use any information obtained pursuant to this Section 5.5 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.  All non-public information obtained pursuant to this Section 5.5 shall be governed by the Confidentiality Agreement.

Section 5.6.Publicity.  The parties will use reasonable best efforts to consult with each other before issuing any press release or public announcement pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public announcement, except (i) as may be required by Applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements, or (ii) in connection with any action taken by or at the direction of the Conflicts Committee or the Company Board pursuant to Section 5.2.

Section 5.7.Registration Statements.

(a)Each of Parent and the Company shall cooperate and promptly prepare, and Parent shall file with the SEC, as soon as practicable, a registration statement on Form S-4 (the “Form S-4”) under the Securities Act, with respect to the Parent Shares deliverable in connection with the Merger, a portion of such Form S-4 shall also serve as the proxy statement with respect to the Company Unitholder Meeting (the “Proxy Statement/Prospectus”).  The respective parties will cause the Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.  Each of Parent and the Company shall use its reasonable best efforts to respond to comments from the SEC and to have the Form S-4 declared effective by the SEC as promptly as practicable.  Each of Parent and the Company shall use its reasonable best efforts to obtain, prior to the effective date of the Form S-4, all necessary non-U.S., state securities law or “Blue Sky” permits or approvals required to carry out the transactions contemplated by this Agreement.  Each party will advise the others, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Shares deliverable in connection with the Merger for offering or sale in any jurisdiction or any request by the SEC for amendment of the Proxy Statement/Prospectus, the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.  Each of the parties shall also promptly provide each other party copies of all written correspondence received from the SEC and summaries of all oral comments received from the SEC in connection with the transactions contemplated by this Agreement.  Each of the parties shall promptly provide each other party with drafts of all correspondence intended to be sent to the SEC in connection with the transactions contemplated by this Agreement and allow each such party the opportunity to comment thereon prior to delivery to the SEC.

(b)The Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be distributed to its Members holding Outstanding Company Common Units as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

(c)Each of Parent and the Company shall ensure that the information provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of distribution thereof and at the time of the Company Unitholder Meeting, or, in the case of information provided by it for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.8.Listing Application.  Parent shall cause the Parent Shares deliverable in connection with the Merger to be approved for listing on the NYSE, at or prior to the Effective Time, subject to official notice of issuance.

Section 5.9.Section 16 Matters.  Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Company Common Units (including derivative securities with respect to Company Common Units) or acquisitions of Parent Shares resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.10.Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except (i) as Section 2.2(a), Section 5.11 and Section 7.5 otherwise provide, (ii) that Parent and the Company shall share equally the SEC and other filing fees incident to the Form S-4 and the Proxy Statement/Prospectus and the costs and expenses associated with printing and mailing the Proxy Statement/Prospectus, and/or (iii) as otherwise agreed in writing by the parties.

Section 5.11.Indemnification and Insurance.

(a)From and after the Effective Time, Parent and the Surviving Entity shall indemnify, defend and hold harmless to the fullest extent permitted under Applicable Law each Person who is, or has been at any time prior to the Effective Time, an officer or director of the Company (or any Subsidiary thereof) and each Person who served at the request of the Company as a director, officer, trustee, or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all losses, claims, damages, liabilities, costs or expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before or after the Effective Time.  In the event of any such claim, action, suit, proceeding or investigation (an “Action”), (i) Parent and the Surviving Entity shall pay, as incurred, the fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Parent and the Surviving Entity, in advance of the final disposition of any such Action to the fullest extent permitted by Applicable Law and, if required, upon receipt of any undertaking required by Applicable Law to repay the amounts so advanced to the extent it is ultimately determined that such Indemnified Party is not entitled to indemnification, and (ii) Parent and the Surviving Entity will cooperate in the defense of any such matter; provided,  however, Parent and the Surviving Entity shall not be liable for any settlement effected without their written consent (which consent shall not be unreasonably withheld or delayed), and provided further, that Parent and the Surviving Entity shall not be obligated pursuant to this Section 5.11 to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action, unless, in the good faith judgment of any of the Indemnified Parties, there is or may be a conflict of interests between two or more of such Indemnified Parties, in which case there may be separate counsel for each similarly situated group.

(b)The rights of beneficiaries to exculpation, indemnification, and advancement of expenses to the extent provided for in the Company LLC Agreement with respect to matters occurring through the Effective Time shall survive the Merger.

(c)Parent shall prior to the Closing, purchase a six-year officers’ and directors’ liability insurance prepaid “tail” policy on terms no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company with respect to matters arising on or before the Closing, covering without limitation the transactions contemplated hereby.  The provisions of this Section shall survive the Closing and expressly are intended to benefit, and are enforceable by, each Indemnified Party

(d)For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Entity’s (or, if a successor or assign has assumed the Surviving Entity’s obligations set forth in this Section 5.11(d) pursuant to Section 5.11(e), any successor thereto’s) organizational documents regarding exculpation, indemnification of and advancement of expenses to any parties entitled to such rights under the Company LLC Agreement in effect as of the date hereof that are no less advantageous to the intended beneficiaries than the corresponding provisions in effect on the date of this Agreement.  The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the Certificate of Formation, the Company LLC Agreement or comparable organizational documents of the Company or any of its Subsidiaries, as applicable, under Applicable Law or otherwise.  The provisions of this Section 5.11 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.

(e)In the event Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 5.11.

Section 5.12.Securityholder Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company, its directors and/or officers relating to the transactions contemplated by this Agreement, provided, however, that (i) the Company shall in any event control such defense and/or settlement and shall not be required to provide information if doing so would be reasonably expected to threaten the loss of any attorney-client privilege or other applicable legal privilege and (ii) no such settlement shall be agreed to without Parent’s consent (not to be unreasonably withheld, delayed or conditioned).

Section 5.13.Voting.  Parent and Holdings covenant and agree that, until the Effective Time or the earlier of a termination of this Agreement, at the Company Unitholder Meeting or any other meeting of Members or any vote of Membership Interests in connection with a vote of the Members, however called, each of Parent and Holdings will vote, or cause to be voted, all Membership Interests then owned beneficially or of record by it or any of its Subsidiaries, as of the record date for such meeting, in favor of the approval of this Agreement (as it may be amended or otherwise modified from time to time) and the Merger and the approval of any actions required in furtherance thereof.

Section 5.14.Conflicts Committee.  Prior to the earlier of the Effective Time and the termination of this Agreement, none of Parent, Holdings, the Company or any of their Subsidiaries shall, without the consent of the Conflicts Committee, eliminate the Conflicts Committee, or revoke or diminish the authority of the Conflicts Committee, or remove or cause the removal of any director of the Company Board that is a member of the Conflicts Committee either as a member of the Company Board or the Conflicts Committee, without the affirmative vote of the Company Board, including the affirmative vote of a majority of members of the Conflicts Committee.  For the avoidance of doubt, this Section 5.14 shall not apply to the filling of any vacancies caused by the death, incapacity or resignation of any director in accordance with the provisions of the Company LLC Agreement.

Section 5.15.Reorganization Treatment.

(a)Parent, Holdings, Merger Sub and the Company intend that, for U.S. federal income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code.  Each of Parent, Holdings, Merger Sub and the Company (i) shall, and shall cause its respective Subsidiaries to, use its reasonable best efforts to cause the Merger to so qualify, (ii) shall file all Returns consistent with, and take no position inconsistent with (whether in audits, Returns or otherwise), such treatment unless required to do so by applicable law and (iii) shall use their reasonable best efforts to take or cause to be taken any action reasonably necessary to ensure the receipt of the tax opinion referred to in Section 6.2(b).

(b)Parent, Holdings, Merger Sub and the Company hereby adopt this Agreement as well as any other agreements entered into pursuant to this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(c)None of Parent, Holdings, Merger Sub or the Company shall, nor shall they permit their Subsidiaries to, take any action, and Parent, the Company, Merger Sub and the Company shall not, and shall ensure that their Subsidiaries do not, fail to take any action, which action or failure would prevent or impede the Merger from qualifying (or reasonably would be expected to cause the Merger to fail to qualify) as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.16.Approval of Transocean Member.  By execution of this Agreement, Holdings, in its capacity as the Transocean Member and the holder of all of the Subordinated Units, hereby confirms its approval of this Agreement and the transactions contemplated hereby, including the Merger, for purposes of any approval of the Transocean Member or the holders of the Subordinated Units necessary for the Company to execute, deliver or perform this Agreement and the transactions contemplated hereby, including the Merger.

Section 5.17.Directors and Officers Immediately Prior to the Effective Time.  The Company will take all reasonable actions to cause each of the directors and officers of the Company immediately prior to the Effective Time to resign as directors and/or officers of the Company, as applicable, at the Effective Time.

Section 5.18.Coordination of Distributions.  As soon as practicable after September 30, 2016 and in any event prior to the Closing Date, the Company Board shall determine and declare the Company’s regular quarterly distribution for the quarter ending September 30, 2016 (the “Third Quarter Distribution”) in accordance with the Company LLC Agreement and this Agreement; provided, however, that the Third Quarter Distribution shall not be less than $0.3625 per Company Common Unit without the separate determination and approval of the Conflicts Committee made in accordance with the Company LLC Agreement and this Agreement.  The Company and Parent shall coordinate to designate the record date for the Third Quarter Distribution so that such record date precedes the Effective Time so as to permit the payment of the Third Quarter Distribution.

ARTICLE 6
CONDITIONS

Section 6.1.Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger shall be subject to the fulfillment or waiver by each of the parties to this Agreement (if capable of waiver having regard to and subject to Applicable Laws) at or prior to the Closing Date of the following conditions:

(a)The Company Unitholder Approval shall have been obtained.

(b)None of the parties hereto shall be subject to any decree, order or injunction of a court of competent jurisdiction, U.S. or non-U.S., which prohibits the consummation of the Merger; provided,  however, that, prior to invoking this condition, each party agrees to comply with Section 5.4, and with respect to other matters not covered by Section 5.4, to use its reasonable best efforts to have any such decree, order or injunction lifted or vacated; and no statute, rule or regulation shall have been enacted by any Governmental Entity which prohibits or makes unlawful the consummation of the Merger.

(c)The Form S-4 shall have become effective under the Securities Act and no stop order with respect thereto shall be in effect.

(d)The Parent Shares to be delivered to the Company pursuant to the Merger and the other transactions contemplated by this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

Section 6.2.Conditions to Obligation of the Company to Effect the Merger.  The obligation of the Company to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing Date of the conditions that:

(a)(i) Parent, Holdings and Merger Sub shall have performed, in all material respects, their covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, (ii) (A) the representations and warranties of Parent, Holdings and Merger Sub set forth in Section 4.1 shall be true and correct in all respects (except, in each such case, for any inaccuracies that are de minimis in the aggregate) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (B) the representations and warranties of Parent, Holdings and Merger Sub set forth in Section 4.2 and Section 4.3 shall be true and correct in all respects (except, in each such case, for any inaccuracies that are de minimis in the aggregate) both at and as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of each of Parent, Holdings and Merger Sub set forth in this Agreement (other than the representations and warranties set forth in Section 4.1, Section 4.2 and Section 4.3) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or, other than with respect to Section 4.9(a), “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Parent Material Adverse Effect, and (iv) the Company shall have received a certificate of each of Parent, Holdings and Merger Sub, executed on its behalf by its President or one of its Vice Presidents, dated the Closing Date, certifying the satisfaction of the conditions set out in clauses (i), (ii) and (iii) hereof.

(b)Parent shall have received the opinion of Baker Botts L.L.P., counsel to Parent, or another nationally-recognized law firm experienced in such matters, in substantially the form set forth in Section 6.2(b)(i) of the Parent Disclosure Letter and dated the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth in such opinion and subject to the qualifications and limitations as may be set forth therein, for United States federal income tax purposes, the Merger will be treated as a reorganization qualifying under Section 368(a) of the Code.  In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of the Company and Parent, substantially in the form set forth in Section 6.2(b)(ii) of the Company Disclosure Letter and the Parent Disclosure Letter, respectively, dated as of the Closing Date.

Section 6.3.Conditions to Obligation of Parent, Holdings and Merger Sub to Effect the Merger.  The obligation of Parent, Holdings and Merger Sub to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing Date of the following conditions: (i) the Company shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, (ii) (A) the representations and warranties of the Company set forth in Section 3.1 shall be true and correct in all respects (except, in each such case, for any inaccuracies that are de minimis in the aggregate) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (B) the representations and warranties of the Company set forth in Section 3.2 and Section 3.3 shall be true and correct in all respects (except, in each such case, for any inaccuracies that are de minimis in the aggregate) both at and as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of the Company set forth in this Agreement (other than the representations and warranties set forth in Section 3.1, Section 3.2 and Section 3.3) shall be true and correct (without giving effect to any limitation or qualification as to “knowledge,” “materiality” or “Company Material Adverse Effect” set forth therein (but giving effect to the qualification as to “Company Material Adverse Effect in Section 3.9(a))) as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation or qualification as to “knowledge,” “materiality” or “Company Material Adverse Effect” set forth therein (but giving effect to the qualification as to “Company Material Adverse Effect in Section 3.9(a))), individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect, and (iv) Parent shall have received a certificate of the Company, executed on its behalf by its President, dated the Closing Date, certifying the satisfaction of the conditions set out in clauses (i), (ii) and (iii) hereof to her knowledge.

ARTICLE 7
TERMINATION

Section 7.1.Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Unitholder Approval, by the mutual written consent of the Company duly authorized by the Conflicts Committee and Parent.

Section 7.2.Termination by Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after (except as otherwise provided below) receipt of the Company Unitholder Approval, by Parent or by action of the Company Board (upon the recommendation of the Conflicts Committee) if:

(a)the Merger shall not have been consummated by January 31, 2017; provided,  however, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party whose failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the primary cause of, or shall have resulted in, the failure of the Merger to occur on or before such date;

(b)a meeting (including adjournments and postponements) of the Non-Transocean Members holding Outstanding Company Common Units for the purpose of obtaining the Company Unitholder Approval shall have been held and the Company Unitholder Approval shall not have been obtained; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 7.2(b) if Parent or Holdings is then in breach of its obligations under Section 5.13 or if Parent’s or Holdings’ failure to cause its Company Common Units to be present or voted (or consented) in favor of the adoption of this Agreement and the Merger, shall have been the primary cause of the failure of the Company Unitholder Approval to be obtained; or

(c)a U.S. federal, state or non-U.S. court of competent jurisdiction or federal, state or non-U.S. governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided,  however, that the party seeking to terminate this Agreement pursuant to this clause (c) shall have complied with Section 5.4 and, with respect to other matters not covered by Section 5.4, shall have used its reasonable best efforts to remove such injunction, order or decree.

Section 7.3.Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after (except as otherwise provided below) receipt of the Company Unitholder Approval, by action of the Company Board (upon the recommendation of the Conflicts Committee), after consultation with its outside legal counsel, if:

(a)(i) there has been a breach by Parent, Holdings or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Parent, Holdings or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 6.2 would not be satisfied and (ii) such breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given to Parent by the Company; provided,  however, that the right to terminate this Agreement pursuant to this Section 7.3(a) shall not be available to the Company if it, at such time, is in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 6.3 shall not be satisfied; or

(b)prior to the receipt of the Company Unitholder Approval, the Company Board shall have approved, and the Company shall concurrently enter into, a definitive agreement providing for the implementation of a Company Superior Proposal, provided that the Company shall have complied with its obligations under Section 5.2 and shall have paid (or shall concurrently pay) the fee due under Section 7.5.

Section 7.4.Termination by Parent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after (except as otherwise provided below) receipt of the Company Unitholder Approval, by Parent, after consultation with its outside legal counsel, if:

(a)(i) there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3 would not be satisfied and (ii) such breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company; provided,  however, that the right to terminate this Agreement pursuant to this Section 7.4(a) shall not be available to Parent if it, at such time, is in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 6.2 shall not be satisfied; or

(b)the Conflicts Committee has made a Company Change in Recommendation (whether in respect of a Company Superior Proposal or a Company Intervening Event).

Section 7.5.Effect of Termination.

(a)If this Agreement is terminated:

(i)by Parent or the Company pursuant to Section 7.2(b) [failure to obtain Company Unitholder Approval] (A) at any time after the date of this Agreement and prior to the taking of the vote at the Company Unitholder Meeting (or any adjournment or postponement thereof) a Company Alternative Proposal shall have been made directly to the Company’s unitholders or shall have otherwise been publicly disclosed (and, in each case, such Company Alternative Proposal shall not have been withdrawn prior to the taking of such vote), and within 12 months after the termination of this Agreement, the Company or any of its Subsidiaries enters into a definitive agreement providing for a Company Alternative Proposal, or a Company Alternative Proposal is consummated, or (B) if the failure to obtain the Company Unitholder Approval was caused by a breach by the Company of Section 5.2 or Section 5.3;

(ii)by Parent pursuant to Section 7.4(b) [Company Change in Recommendation]; or

(iii)by the Company pursuant to Section 7.3(b) [Company Superior Proposal];

then (x) at the time of entry into such definitive agreement or consummation of such Company Alternative Proposal, in the case of clause (i)(A), or (y) at the time of such termination, in each other case, the Company shall pay Parent a fee of $15 million (the “Termination Fee”) in cash by wire transfer to the account designated by Parent in Section 7.5 of the Parent Disclosure Letter.

(b)If this Agreement is terminated by the Company or Parent pursuant to Section 7.2(b) [failure to obtain Company Unitholder Approval] (other than in any circumstances where a fee is payable under Section 7.5(a)), then the Company shall reimburse Parent for its costs and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors, financing sources and investment bankers of such party and its Affiliates) in connection with the authorization, preparation, negotiation, execution, financing and performance of this Agreement and all other matters related to the Merger, up to a maximum of $2.5 million.  In circumstances where this Section 7.5(b) requires a reimbursement of costs and expenses, the Company shall reimburse Parent for such costs and expenses in cash by wire transfer to the account designated by Parent in Section 7.5 of the Parent Disclosure Letter on the later of (i) the day that is three Business Days after the date of termination of this Agreement and (ii) the day that is three Business Days after the delivery of documentation of such costs and expenses.  In the event the payment of a Termination Fee by the Company is required pursuant to Section 7.5(a), and the Company has already reimbursed Parent for its costs and expenses pursuant to this Section 7.5(b), the amount of such costs and expenses so reimbursed will be offset against the Termination Fee payable.

(c)In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 7, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 7.5, the last sentence of Section 5.5, and Section 5.10 and except for the provisions of Section 8.2, Section 8.3, Section 8.4, Section 8.6, Section 8.8, Section 8.9, Section 8.10, Section 8.11, Section 8.12, Section 8.13 and Section 8.14, provided that nothing herein, including the payment of any Termination Fee and/or expenses, shall relieve any party from any liability for fraud or any willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement or any action for fraud and all rights and remedies of such aggrieved party under this Agreement in the case of such a willful and material breach or fraud, at law or in equity, shall be preserved.  For purposes of this Section 7.5(c) and Section 8.3, “willful and material breach” shall mean a material breach that is a consequence of an act or a failure to take such act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would cause a material breach of this Agreement.  Notwithstanding anything to the contrary set forth herein, the parties agree that in the event that the Company pays the Termination Fee to Parent, the Company shall have no further liability to Parent, Holdings or Merger Sub of any kind in respect of this Agreement and the transactions contemplated by this Agreement, and that in no event shall the Company be required to pay the Termination Fee on more than one occasion.  The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.  The parties acknowledge that payment of the Termination Fee, if, as and when required pursuant to this Section 7.5, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.

(d)In the event that the Company shall fail to pay the Termination Fee and/or expenses when due, as contemplated by this Section 7.5, such Termination Fee and/or expenses, as the case may be, shall accrue interest for the period commencing on the date such fee and/or expenses, as the case may be, became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York, from time to time during such period, as such bank’s prime lending rate.  Parent and the Company acknowledge that the Termination Fee, expense reimbursement and the other provisions of this Section 7.5 are an integral part of the Merger and that, without these agreements, Parent and the Company would not enter into this Agreement.

Section 7.6.Extension; Waiver.  Subject to Section 8.5, at any time prior to the Effective Time, each party may by action taken by its Board of Directors, or any director or officer, properly delegated by the Board of Directors, to the extent allowed under Applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 8
GENERAL PROVISIONS

Section 8.1.Nonsurvival of Representations, Warranties and Agreements.  The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Effective Time shall survive until (but not beyond) the Effective Time.  The covenants and agreements of the parties hereto shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period and except for the covenants and agreements in Section 5.2, Section 5.3, Section 5.4, Section 5.6, Section 5.7 and Section 5.8, which shall survive until (but not beyond) the Effective Time).

Section 8.2.Notices.  Except as otherwise provided herein, any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission or by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic or pictorial appearance of a document, or by courier or by overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

(a)        if to Parent:                                        Transocean Ltd.

Turmstrasse 30

CH-6300 Zug

Switzerland

if to Holdings:                                     Transocean Partners Holdings Limited

70 Harbour Drive, Floor 4

P.O. Box 10342

George Town, Grand Cayman

Cayman Islands, KY-1003

if to Merger Sub:                                TPHL Holdings LLC

Deepwater House

Kingswells Causeway

Prime Four Business Park

Aberdeen AB15 8PU

Scotland, U.K.

in each case, with a copy to:              Baker Botts L.L.P.

910 Louisiana Street

Houston, TX  77002

Attention:  Gene J. Oshman

                 Andrew J. Ericksen

Telephone:  +1 713-229-1178

Facsimile:  +1 713-229-7778

Email:  gene.oshman@bakerbotts.com

Email:  aj.ericksen@bakerbotts.com

(b)       if to the Company:                             Transocean Partners LLC

40 George Street

London W1U 7DW

United Kingdom

Attention: Conflicts Committee

with a copy to:                                    Richards, Layton & Finger, P.A.

One Rodney Square

920 North King Street

Wilmington, Delaware 19801

Attention:  Srinivas M. Raju

Telephone:  +1 302-651-7748

Facsimile:  +1 302-498-7748

Email:  raju@rlf.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so communicated, personally delivered or received.

Section 8.3.Assignment; Binding Effect; Benefit.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether directly or indirectly, by operation of law or otherwise) without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  Notwithstanding anything contained in this Agreement to the contrary, except for (a) the provisions of Section 5.11 and (b) the right of the Company’s unitholders to receive the Merger Consideration after the Closing (a claim with respect to which may not be made unless and until the Closing shall have occurred) (collectively, the “Third Party Provision”), nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. The Third Party Provisions may be enforced by the beneficiaries thereof.

Section 8.4.Entire Agreement.  This Agreement, the exhibits or other attachments to this Agreement, the Parent Disclosure Letter, the Company Disclosure Letter and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto, except that the Confidentiality Agreement shall continue in effect.  No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

Section 8.5.Amendments.  This Agreement may be amended by all the parties hereto, and any provision of this Agreement, except Section 6.1(a) may be waived by the party or parties benefited by such provision, by duly authorized action of each such party, at any time before or after approval of matters presented in connection with the Merger by the Members; provided,  however, that after obtaining Company Unitholder Approval, no amendment shall be made and no provision hereof shall be waived by the Company, which by law requires the further approval of the Members without obtaining such further approvals.  Unless otherwise expressly set forth in this Agreement, whenever a determination, decision, approval or consent of the Company or the Company Board is required pursuant to this Agreement, such determination, decision, approval or consent must be authorized by the Company Board; provided, however, that the Company Board may not take or authorize any such action unless it has first referred such action to the Conflicts Committee for its consideration, and permitted the Conflicts Committee not less than two Business Days to make a recommendation to the Company Board with respect thereto; provided, further that any decision or determination by the Company to alter or amend any provision of this Agreement (which, for the avoidance of doubt, shall not include a decision or determination by the Company (i) to terminate this Agreement, which shall be governed by the terms of Article 7, or (ii) to take any action permitted under Section 5.2, which shall be governed by the terms of Section 5.2), or waive compliance by Parent, Holdings or Merger Sub with its respective covenants or obligations under this Agreement, must be authorized by the Conflicts Committee and, except as expressly required by Applicable Law or the Company LLC Agreement, shall not be approved by, or require the approval of, the Company Board.  Any determination or decision regarding the pursuit of a claim against Parent, Holdings, Merger Sub or their Affiliates or respective Representatives for a breach, or any anticipated or threatened breach, of this Agreement by any of the foregoing shall be made by the Conflicts Committee and shall not require the approval of the Company’s Members or the Company Board.  This Agreement may not be amended, and no provision of this Agreement may be waived, except by an instrument in writing signed on behalf of each of the parties hereto, in the case of an amendment, or the waiving party, in the case of a waiver.

Section 8.6.Governing Law.  Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this Agreement, this Agreement and all disputes and controversies arising hereunder or related hereto shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its rules of conflicts of laws that would apply any other law.  Each of the parties hereto agrees (i) that this Agreement involves at least $100,000.00, and (ii) that this Agreement has been entered into by the parties hereto in express reliance upon 6 Del. C. § 2708.  Each of the parties hereto hereby irrevocably and unconditionally agrees (i) (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any Federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated herein, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated herein in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any Federal court located in the State of Delaware, and (ii) (a) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and notify the other party or parties hereto of the name and address of such agent, and (b) that service of process may, to the fullest extent permitted by law, also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (ii) (a) or (b) above shall, to the fullest extent permitted by law, have the same legal force and effect as if served upon such party personally within the State of Delaware.  For purposes of implementing the parties’ agreement to appoint and maintain an agent for service or process in the State of Delaware, Parent, Holdings and Merger Sub represent and warrant that each has appointed Capitol Services Inc., 1675 S. State St. #B, Dover, Delaware 19901 as such agent, and Company represents and warrant that it has appointed Capitol Services Inc., 1675 S. State St. #B, Dover, Delaware 19901 as such agent.

Section 8.7.Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.  Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.  Signatures to this agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.8.Headings.  Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.

Section 8.9.Interpretation.  In this Agreement:

(a)Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, partnerships and other entities and vice versa.

(b)The phrases “to the knowledge of”, “known to the” and similar phrases relating to knowledge of Parent or the Company, as the case may be, shall mean, with respect to Parent, the actual or constructive knowledge of each of the individuals listed in Section 8.9(b) of the Parent Disclosure Letter and, with respect to the Company, the actual or constructive knowledge of Kathleen McAllister, Raoul Dias, Daniel Reudelhuber and Steve McFadin.

(c)The phrase “constructive knowledge” means knowledge that an individual with the position and job responsibilities with respect to Parent or its Subsidiaries or the Company or its Subsidiaries, as applicable, using reasonable care or diligence should have; provided, however, that, with respect to the Company and its Subsidiaries, the knowledge that an individual using reasonable care or diligence should have shall be assessed in the context of the services performed for the Company and its Subsidiaries by (i) Transocean Offshore Deepwater Drilling Inc. (“TODDI”) and its employees and Representatives pursuant to that certain Master Services Agreement dated August 5, 2014, among the Company, its Subsidiaries and TODDI, and (ii) Holdings and its employees and Representatives pursuant to that certain Master Services Agreement dated August 5, 2014, among the Company, its Subsidiaries and Holdings and, if applicable, in their roles as an officer or director of the Company or its Subsidiaries.  In determining the constructive knowledge of Kathleen McAllister, Raoul Dias, Daniel Reudelhuber and Steve McFadin, such individual shall not be deemed to have constructive knowledge of any fact or circumstance or other matter with respect to which incorrect information was given, or any omission of relevant information was made, by an employee of Parent, Holdings, their Affiliates or their Representatives, provided that such individual reasonably relied upon any such incorrect information or omission.

(d)For the avoidance of doubt, and without limiting the generality of any provision hereof, no action, or failure to take action, in each case, with respect to the Company or its Subsidiaries (including giving any incorrect information or omission), by any of Kathleen McAllister, Raoul Dias, Daniel Reudelhuber or Steve McFadin shall be deemed an action, or failure to take action, by or on behalf of Parent, Holdings, their Affiliates or their employees or other Representatives.

(e)As used in this Agreement, any reference to any fact, circumstance, event, change, effect or occurrence having a “Material Adverse Effect” with respect to any Person means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate, with all other facts, circumstances, events, changes, effects or occurrences, has had or would be reasonably likely to have a material adverse effect on the assets, properties, business, results of operation or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or that would be reasonably likely to prevent or materially delay or materially impair the ability of such Person to perform its obligations hereunder or to consummate the Merger or the other transactions contemplated hereby, but shall not include (i) facts, circumstances, events, changes, effects or occurrences generally affecting the drilling services industry or the economy or the financial or securities markets in the United States, in any region in which such Person operates or elsewhere in the world, including any regulatory or political conditions or developments, or any outbreak or escalation of hostilities, declared or undeclared acts of war, terrorism or insurrection, sabotage, or national or international political conditions, or any hurricane, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable event, except to the extent any fact, circumstance, event, change, effect or occurrence relative to other comparable industry participants materially disproportionately impacts the assets, properties, business, results of operation or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, (ii) facts, circumstances, events, changes, effects or occurrences to the extent directly resulting from the announcement or pendency of this Agreement or the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, lenders, partners or employees of such Person or its Subsidiaries, or any action taken by any party to this Agreement, or any omission by any such party to take any action, in compliance with such party’s covenants set forth in this Agreement or at the request or with the consent of the other party, (iii) fluctuations in the price or trading volume of the securities of such Person; provided that the exception in this clause (iii) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such fluctuation (unless otherwise excluded under the other clauses of this Section 8.9(e)) has resulted in, or contributed to, a Material Adverse Effect with respect to such Person, (iv) facts, circumstances, events, changes, effects or occurrences to the extent resulting from any changes in Applicable Law or in GAAP (or the interpretation thereof) after the date hereof, (v) facts, circumstances, events, changes, effects or occurrences to the extent resulting from any legal proceedings made or brought by any of the current or former unitholders or shareholders of such Person (on their own behalf or on behalf of such Person) arising out of or related to this Agreement or any of the transactions contemplated hereby or (vi) any failure by such Person to meet any published analyst estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period or any failure by such Person to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations; provided that the exception in this clause (vi) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such failure (unless otherwise excluded under the other clauses of this Section 8.9(e)) has resulted in, or contributed to, a Material Adverse Effect with respect to such Person.

(f)The term “Subsidiary,” when used with respect to any party, means any corporation or other organization (including a limited liability company), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such party is a general partner; provided, however, that when used with respect to Parent, the term “Subsidiary” shall not include the Company or its Subsidiaries, except when such term is used in Section 4.7(b); and provided further, however, that each of the following shall be deemed to be Subsidiaries of the Company: Triton RIGP DCL Holding Limited, a Cayman Islands exempted company, Triton RIGP DIN Holdings Limited, a Cayman Islands exempted company, Triton RIGP DD3 Holding Limited, a Cayman Islands exempted company, Transocean RIGP DCL Opco Limited, a Cayman Islands exempted company, Transocean RIGP DIN Opco Limited, a Cayman Islands exempted company and Transocean RIGP DD3 Opco Limited, a Cayman Islands exempted company.

(g)The term “Company LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of the Company, dated July 29, 2014, as amended, supplement or restated from time to time.

(h)The term “Incentive Distribution Rights” has the meaning set forth in the Company LLC Agreement.

(i)The term “Membership Interest” has the meaning set forth in the Company LLC Agreement.

(j)The term “Outstanding” has the meaning set forth in the Company LLC Agreement.

(k)The term “Transocean Member” has the meaning set forth in the Company LLC Agreement.

(l)The term “Transocean Member Interest” has the meaning set forth in the Company LLC Agreement.

(m)The term “Subordinated Unit” has the meaning set forth in the Company LLC Agreement.

(n)The term “HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(o)The term “Confidentiality Agreement” means that certain confidentiality agreement, dated as of June 6, 2016, between Parent and the Company.

(p)The term “Special Approval” has the meaning set forth in the Company LLC Agreement.

(q)The term “Members” has the meaning set forth in the Company LLC Agreement.

(r)The term “Omnibus Agreement” means that certain Omnibus Agreement, dated as of August 5, 2014 among Parent, Holdings, the Company and the other Affiliates of Parent and the Company party thereto, as amended, supplement or restated from time to time.

(s)The term “Non-U.S. Antitrust Laws” means any applicable non-U.S. competition, antitrust or premerger notification laws.

(t)When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated.

(u)Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(v)The phrase “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to July 31, 2016.

(w)Any statute, rule or regulation defined or referred to herein means such statute, rule or regulation as from time to time amended, modified or supplemented, including by succession of comparable successor statutes, rules and regulations and references to all attachments thereto and instruments incorporated therein.

(x)The phrase “made available” when used in this Agreement shall mean that the information referred to has been made available to the party to whom such information is to be made available.

(y)The phrase “Business Day” when used in this Agreement shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the States of Delaware or Texas or Cities of London, England or Zug, Switzerland or is a day on which banking institutions located in the States of Delaware, Texas or New York or Cities of

London, England or Zug, Switzerland are authorized or required by law or other governmental action to close.

(z)References to “$” shall mean U.S. dollars.

(aa)The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof or strict construction shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement and each such presumption, burden of proof or strict construction and their effects are waived by each of the parties.

(bb)Each of the parties is a sophisticated legal entity or Person that was advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement.  Accordingly, each of the parties hereby acknowledges that (i) no party has relied or will rely in respect of this Agreement or the transactions contemplated by this Agreement upon any documents or written or oral information previously furnished to or discovered by it or its representatives, other than as set forth in this Agreement (including the Company Disclosure Letter, the Parent Disclosure Letter and the Representations and Warranties set forth herein), (ii) there are no representations or warranties by or on behalf of any party hereto or any of its Affiliates or representatives other than those expressly set forth in this Agreement or in certificates delivered by the parties pursuant to Section 6.2(a)(iv) or Section 6.3(iv), and (iii) the parties’ respective rights and obligations with respect to this Agreement and the events giving rise thereto will be solely as set forth in this Agreement.

(cc)References to “this Agreement,” “hereof,” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement and include any schedules, disclosure letters, exhibits or other attachments to this Agreement.

Section 8.10.Waivers.  Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.  No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement in this Agreement, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or any other right. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.  All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 8.11.Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 8.12.Enforcement of Agreement.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.  No party shall object to the other parties’ right to specific performance as a remedy for breach of this Agreement.  Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.12, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.  Notwithstanding anything to the contrary in this Agreement, none of Parent, Holdings or Merger Sub shall be entitled to obtain both (i) specific performance of the Company’s obligations to consummate the Merger under this Agreement, and (ii) payment of the Termination Fee.

Section 8.13.Waiver of Jury Trial.  EACH OF PARENT, THE COMPANY, HOLDINGS AND MERGER SUB HEREBY IRREVOCABLY WAIVES FOR ITSELF, AND ITS RESPECTIVE AFFILIATES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS OF TRIAL BY JURY IN ANY CLAIM, SUIT, ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.14.No Recourse.  This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby, other than by reason of fraud or intentional or willful misconduct.

[Signatures on next page]

IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

TRANSOCEAN LTD.

By:	/s/ Jeremy D. Thigpen
Name:	Jeremy D. Thigpen
Title:	President and Chief Executive Officer

TRANSOCEAN PARTNERS LLC

By:	/s/ Kathleen S. McAllister
Name:	Kathleen S. McAllister
Title:	President, Chief Executive Officer and Chief Financial Officer

TRANSOCEAN PARTNERS HOLDINGS LIMITED

By:	/s/ C. Stephen McFadin
Name:	C. Stephen McFadin
Title:	President

TPHL HOLDINGS LLC

By:	/s/ Ian Paterson
Name:	Ian Paterson
Title:	Director